As filed with the Securities and Exchange Commission on November 9, 2010

Registration No. 333–169813

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________

AMENDMENT NO. 2
TO
FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_________________________________________________

SEANERGY MARITIME HOLDINGS CORP.
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	4412	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Seanergy Maritime Holdings Corp. 1-3 Patriarchou Grigoriou 166 74 Glyfada Athens, Greece Tel: +30 210 9638461 (Address and telephone number of Registrant's principal executive offices)		Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200 (Name, Address, and telephone number of agent for service)
______________________________________________________________________________________________________

Copies to:
Seanergy Maritime Holdings Corp. Attn: Dale Ploughman 1-3 Patriarchou Grigoriou 166 74 Glyfada Athens, Greece Tel: +30 210 9638461		Gary J. Wolfe, Esq. Robert E. Lustrin, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone) (212) 480-8421 (facsimile)

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective as determined by market conditions and other factors.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Shares, par value $0.0001 per share	24,761,905	$1.16(1)	$28,723,810	$2,049(2)
Common Shares, par value $0.0001 per share	24,761,905	$1.26(3)	$31,200,001	$2,225(4)
Total	49,523,810		$59,923,811	$4,274(5)

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended (the "Securities Act"), based upon the average of the high and low sales prices on the NASDAQ Global Market on October 5, 2010 of the Common Shares of the Registrant.

(2)	Determined in accordance with Section 6(b) of the Securities Act to be $2,049, which is equal to 0.00007130 multiplied by the proposed maximum aggregate offering price of $28,723,810.

(3)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act, based upon the average of the high and low sales prices on the NASDAQ Global Market on October 25, 2010 of the Common Shares of the Registrant.

(4)	Determined in accordance with Section 6(b) of the Securities Act to be $2,225, which is equal to 0.00007130 multiplied by the proposed maximum aggregate offering price of $31,200,001.

(5)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy or sell these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 9, 2010

Seanergy Maritime Holdings Corp.

Up to 49,523,810 Shares of Common Stock

This prospectus relates to the proposed sale by the selling security holders named in the section "Selling Security Holders", in one or more offerings from time to time, of up to an aggregate of 49,523,810 shares of our common stock. The selling security holders are underwriters of the securities offered by this prospectus.

We are not selling any shares of our common stock under this prospectus and will not receive any proceeds from the sale of the shares of our common stock by the selling security holders. We will pay the expenses in connection with the registration of the resale of the shares of our common stock.

Our common stock is listed on the NASDAQ Global Market under the symbol "SHIP".  On November 8, 2010, the closing price of our common shares was $1.22 per share.

Investing in our common stock involves a high degree of risk.  See "Risk Factors" beginning on page 9 of this prospectus.  You should read this prospectus, any accompanying prospectus supplement, and the documents incorporated by reference herein and therein carefully before you make your investment decision.
____________________

The securities issued under this prospectus may be offered directly or through underwriters, agents or dealers.  The names of any underwriters, agents or dealers will be included in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.
_________________________

The date of this prospectus is November        , 2010

TABLE OF CONTENTS

       Page

ENFORCEABILITY OF CIVIL LIABILITIES	ii
PROSPECTUS SUMMARY	1
RISK FACTORS	9
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	35
CAPITALIZATION	36
PER SHARE MARKET PRICE INFORMATION	37
DIVIDEND POLICY	38
USE OF PROCEEDS	39
TAX CONSIDERATIONS	40
DESCRIPTION OF CAPITAL STOCK	49
SELLING SECURITYHOLDERS	53
HOW THE SHARES MAY BE DISTRIBUTED	55
EXPENSES RELATING TO THIS OFFERING	57
LEGAL MATTERS	57
EXPERTS	57
WHERE YOU CAN FIND ADDITIONAL INFORMATION	58

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

We obtained statistical data, market data and other industry data and forecasts used or incorporated by reference in this prospectus from publicly available information. While we believe that the statistical data, industry data, forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.

Unless otherwise indicated, all references in this prospectus to "$" or "dollars" are to U.S. dollars and financial information presented in this prospectus that is derived from the financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the Commission, using a shelf registration process. Under the shelf registration process, the selling securityholders may sell up to an aggregate of 49,523,810 shares of our common stock in one or more offerings pursuant to this prospectus. This prospectus provides you with a general description of our common shares. We will provide updated information if required whenever the selling securityholders offer our common shares. This may include a prospectus supplement that will describe the specific amounts, prices and terms of the offered common shares. The prospectus supplement may also add, update or change the information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement, together with the additional information described below.

This prospectus does not contain all the information provided in the registration statement we filed with the Commission.  For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described below under "Where You Can Find More Information."

ENFORCEABILITY OF CIVIL LIABILITIES

Seanergy Maritime Holdings Corp. is a Marshall Islands company and our executive offices are located outside of the United States in Athens, Greece. All of our directors, officers and some of the experts named in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and some of the experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.  Furthermore, there is substantial doubt that the courts of the Republic of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

ii

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the risk factors and the financial statements.

We use the term "deadweight tons," or dwt, in describing the capacity of our dry bulk carriers. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Dry bulk carriers are categorized as Handysize, Handymax/Supramax, Panamax and Capesize. The carrying capacity of a Handysize dry bulk carrier generally ranges from 10,000 to 30,000 dwt and that of a Handymax dry bulk carrier generally  ranges from 30,000 to 60,000 dwt. Supramax is a sub-category of the Handymax category and  typically has a cargo capacity of between 50,000 and 60,000 dwt.  By comparison, the carrying capacity of a Panamax dry bulk carrier generally ranges from 60,000 to 100,000 dwt and the carrying capacity of a Capesize dry bulk carrier is generally 100,000 dwt and above.

References in this prospectus to "Seanergy," "we," "us" or "our company" refer to Seanergy Maritime Holdings Corp. and our subsidiaries, but, if the context otherwise requires, may refer only to Seanergy Maritime Holdings Corp.  References in this prospectus to "Seanergy Maritime" refer to our predecessor, Seanergy Maritime Corp.  References in this prospectus to "BET" refer to Bulk Energy Transport (Holdings) Limited and its wholly owned subsidiaries.  We acquired a 50% controlling interest in BET in August 2009 through our right to appoint a majority of the BET board of directors, and we acquired the remaining 50% interest in BET in October 2010.  References in this prospectus to "MCS" refer to Maritime Capital Shipping Limited and its wholly owned subsidiaries. We acquired a 51% controlling interest in MCS in May 2010, and we acquired the remaining 49% interest in MCS in September 2010. For more information about us, please refer to our Annual Report on Form 20-F, filed on March 24, 2010, and the other reports incorporated into this prospectus by reference.

The Company

We are an international company providing worldwide transportation of dry bulk commodities through our vessel-owning subsidiaries, which include Bulk Energy Transport (Holdings) Limited, or BET, and Maritime Capital Shipping Limited, or MCS. Our existing fleet of 20 dry bulk vessels consists of ten Handysize vessels, one Handymax vessel, two Supramax vessels, three Panamax vessels and four Capesize vessels. Our fleet carries a variety of dry bulk commodities, including coal, iron ore, and grains or major bulks, as well as bauxite, phosphate, fertilizer and steel products.

We acquired our initial fleet of six dry bulk carriers on August 28, 2008 from the Restis family, one of our major shareholders. On July 14, 2009, we expanded our fleet by entering into a share purchase agreement with Constellation Bulk Energy Holdings, Inc., or Constellation, to acquire from Constellation a 50% ownership interest in BET for nominal cash consideration.  On September 3, 2010, we entered into an agreement to acquire the remaining 50% ownership interest in BET from Mineral Transport Holdings, Inc., or Mineral Transport, a company controlled by members of the Restis family, for a consideration of $33.0 million, comprising (i) $7.0 million in cash and (ii) 24,761,905 of our common shares, at an agreed price of $1.05 per share totalling $26.0 million, that were issued to certain of our shareholders who are affiliated with members of the Restis family, to whom we refer as the Restis affiliate shareholders, as nominees of Mineral Transport.  The price of the shares issued on the date of closing was $1.25 per share. The consideration as reflected in the accounts resulted in an excess of $18.1 million of the book value of the non-controlling interest of $19.9 million, which was treated as a reduction to additional paid in capital. There was no impact on net income, however there was a net loss of $0.23 million reclassified from non-controlling interest to net loss attributable to shareholders of Seanergy for the three and six months ended June 30, 2010 and this had no impact on earnings per share.

On May 20, 2010, the voting agreement expired between certain of our shareholders who are affiliated with members of the Restis family, on the one hand, and Seanergy Maritime's founding shareholders, composed of Mr. Georgios Koutsolioutsos, Mr. Alexios Komninos and Mr. Ioannis Tsigkounakis, three of our former directors, on the other hand.

           On April 30, 2010, Maritime Capital Shipping (Holdings) Limited, or Maritime Capital, a company controlled by members of the Restis family, acquired 100% of MCS, whose fleet consists of nine Handysize vessels. In May 2010, we further expanded our fleet by acquiring a 51% ownership interest in MCS for a consideration of $33.0 million. On September 3, 2010, we entered into an agreement to acquire the remaining 49% ownership interest in MCS from Maritime Capital for a consideration of $ 29.0 million, comprising (i) $3.0 million in cash and (ii) 24,761,905 of our common shares, with an aggregate value of $26.0 million, that were issued to the Restis affiliate shareholders, as nominees of Maritime Capital. This transaction closed on September 15, 2010 and is reflected as a common control transaction in our June 30, 2010 financial information.

In our view, our acquisitions demonstrate both our ability to successfully grow through acquisitions and our strategy to grow quickly and achieve critical mass. By acquiring dry bulk carriers of various sizes, we are also able to serve a variety of needs of a variety of charterers. Finally, by capitalizing on our relationship with the Restis family and its affiliates, which have a proven track record of more than 40 years in dry bulk shipping, we are able to take advantage of economies of scale and efficiencies resulting from the use of Restis affiliates for the technical and commercial management of our fleet.

Our Fleet

We control and operate, through our wholly-owned vessel-owning subsidiaries, which include BET and MCS, 20 dry bulk carriers that transport a variety of dry bulk commodities. The following table provides summary information about our fleet and its current employment:

Vessel/Flag	Type	Dwt	Year Built	Current Employment	Terms of Employment Period	Daily Charter Hire Rate	Charterer

African Oryx/Bahamas	Handysize	24,110	1997	Time Charter	Expiring September 2011	$7,000 floor plus a 50% profit share calculated on the adjusted Time Charter Average of Baltic Supramax Index	MUR Shipping B.V.
African Zebra/Bahamas	Handymax	38,623	1985	Time Charter	Expiring September 2011	$7,500 floor plus a 50% profit share calculated on the adjusted Time Charter Average of Baltic Supramax Index	MUR Shipping B.V.
Bremen Max/Isle of Man	Panamax	73,503	1993	Time Charter	Expiring October 2010	$15,500	South African Marine Corporation S.A.
Hamburg Max/Isle of Man	Panamax	72,338	1994	Time Charter	Expiring October 2012	$21,500 floor and $25,500 ceiling plus a 50% profit share above ceiling calculated on the Time Charter Average of Baltic Panamax Index	Mansel Ltd.

Davakis G./Bahamas (1)	Supramax	54,051	2008	Time Charter	Expiring January 2011	$21,000	Sangamon Transportation Group (Louis Dreyfus)
Delos Ranger/Bahamas (1)	Supramax	54,051	2008	Time Charter	Expiring March 2011	$20,000	Bunge S.A.
BET Commander/Isle of Man	Capesize	149,507	1991	Time Charter	Expiring December 2011	$24,000	South African Marine Corporation S.A.
BET Fighter/Isle of Man	Capesize	173,149	1992	Time Charter	Expiring September 2011	$25,000	South African Marine Corporation S.A.
BET Prince/Isle of Man	Capesize	163,554	1995	Time Charter	Expiring January 2012	$25,000	South African Marine Corporation S.A.
BET Scouter/Isle of Man	Capesize	171,175	1995	Time Charter	Expiring October 2011	$26,000	South African Marine Corporation S.A.
BET Intruder/Isle of Man	Panamax	69,235	1993	Time Charter	Expiring September 2011	$15,500	South African Marine Corporation S.A.
Fiesta/Liberia	Handysize	29,519	1997	Bareboat Charter	Expiring November 2013	Time Charter Average of Baltic Handysize Index increased by 100.63% minus Opex	Oldendorff Carriers GmbH & Co. KG
Pacific Fantasy/Liberia	Handysize	29,538	1996	Bareboat Charter	Expiring January 2014	Time Charter Average of Baltic Handysize Index increased by 100.63% minus Opex	Oldendorff Carriers GmbH & Co. KG
Pacific Fighter/Liberia	Handysize	29,538	1998	Bareboat Charter	Expiring November 2013	Time Charter Average of Baltic Handysize Index increased by 100.63% minus Opex	Oldendorff Carriers GmbH & Co. KG
Clipper Freeway/Liberia	Handysize	29,538	1998	Bareboat Charter	Expiring February 2014	Time Charter Average of Baltic Handysize Index increased by 100.63% minus Opex	Oldendorff Carriers GmbH & Co. KG
African Joy/Hong Kong	Handysize	26,482	1996	Time Charter	Expiring October 2011	$14,000	MUR Shipping B.V.
African Glory/Hong Kong	Handysize	24,252	1998	Time Charter	Expiring December 2010	$14,500	MUR Shipping B.V.

Asian Grace/Hong Kong	Handysize	20,412	1999	Time Charter	Expiring September 2012	$7,000 floor plus a 75% profit share between $7,000 and $11,000 and a 50% profit share above $11,000 calculated on the adjusted Time Charter Average of Baltic Supramax Index	MUR shipping B.V.
Clipper Glory/Hong Kong	Handysize	29,982	2007	Time Charter	Expiring August 2012	$25,000	CF Bulk Carriers Ltd. (Clipper Bulk Shipping Limited)
Clipper Grace/Hong Kong	Handysize	29,987	2007	Time Charter	Expiring August 2012	$25,000	CF Bulk Carriers Ltd. (Clipper Bulk Shipping Limited)
Total		1,292,544

(1)        Sister ships.

Management of Our Fleet

We currently have two executive officers, Mr. Dale Ploughman, our chief executive officer who is also the Chairman of our Board of Directors, and Ms. Christina Anagnostara, our chief financial officer. In addition, we employ Ms. Theodora Mitropetrou, our general counsel, and a support staff of nine employees. In the future, we intend to employ such number of additional shore-based executives and employees as may be necessary to ensure the efficient performance of our activities.

We outsource the commercial brokerage and management of a portion of our fleet to companies that are affiliated with members of the Restis family. The commercial brokerage of our initial fleet of six vessels has been contracted out to Safbulk Pty Ltd., or Safbulk Pty, and the commercial brokerage of the BET fleet has been contracted out to Safbulk Maritime S.A., or Safbulk Maritime. Safbulk Pty and Safbulk Maritime are collectively referred to throughout this prospectus as Safbulk. The management of our initial fleet of six vessels and the BET fleet has been contracted out to Enterprises Shipping and Trading, S.A., or EST. Safbulk and EST are controlled by members of the Restis family. MCS arranges its time and bareboat charters in-house and negotiates the terms of the charters based on market conditions. The commercial management of the MCS fleet is carried out in-house while the technical management with respect to its vessels under time charter has been contracted out to M/S Fleet Ship Management Inc., or M/S Fleet, and Wallem Shipmanagement Ltd., or Wallem, both of which are unrelated third party management companies.

Shipping Committee

We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that the Restis family board appointees bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, are not delegated to the shipping committee but instead are considered by our entire board of directors. The shipping committee comprises three directors. In accordance with the Amended and Restated Charter of the Shipping Committee, two of the directors are nominated by the Restis affiliate shareholders and one of the directors is nominated by a majority of the Board of Directors and is an independent member of the Board of Directors. The members of the shipping committee are Messrs. Dale Ploughman and Kostas Koutsoubelis, who are the Restis affiliate shareholders' nominees, and Mr. Dimitris Panagiotopoulos, who is the Board's nominee.

Our Corporate History

Incorporation of Seanergy and Seanergy Maritime

We were incorporated under the laws of the Republic of the Marshall Islands pursuant to the Marshall Islands Business Corporation Act, or the BCA, on January 4, 2008, originally under the name Seanergy Merger Corp., as a wholly owned subsidiary of Seanergy Maritime Corp., a Marshall Islands corporation, or Seanergy Maritime. We changed our name to Seanergy Maritime Holdings Corp. on July 11, 2008.

Seanergy Maritime was incorporated in the Republic of the Marshall Islands on August 15, 2006 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. Seanergy Maritime, up to the date of the business combination, had not commenced any business operations and was considered a development stage enterprise. Seanergy Maritime is our predecessor. See "— Dissolution and Liquidation."

Initial Public Offering of Seanergy Maritime

On September 28, 2007, Seanergy Maritime consummated its initial public offering of 23,100,000 units, including 1,100,000 units issued upon the partial exercise of the underwriters' over-allotment option, with each unit consisting of one share of its common stock and one warrant. Each warrant entitled the holder to purchase one share of Seanergy Maritime common stock at an exercise price of $6.50 per share. The units sold in Seanergy Maritime's initial public offering were sold at an offering price of $10.00 per unit, generating gross proceeds of $231,000,000. This resulted in a total of approximately $227,000,000 in net proceeds, after deducting certain deferred offering costs that were held in a trust account maintained by Continental Stock Transfer & Trust Company, to which we refer to as the Seanergy Maritime Trust Account.

Business Combination

We acquired our initial fleet of six dry bulk carriers from the Restis family for an aggregate purchase price of (i) $367.0 million in cash, (ii) $28,250,000 (face value) in the form of a convertible promissory note, or the Note, and (iii) an aggregate of 4,308,075 shares of our common stock, subject to our meeting an Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, target of $72.0 million to be earned between October 1, 2008 and September 30, 2009, which target was achieved and the additional consideration was recorded as an increase in goodwill of $17.3 million, equal to the fair value of the 4,308,075 shares. This acquisition was made pursuant to the terms and conditions of a Master Agreement dated May 20, 2008 by and among us, Seanergy Maritime, our former parent, the several selling parties who are affiliated with members of the Restis family, and the several investing parties who are affiliated with members of the Restis family, and six separate memoranda of agreement, or MOAs, between our vessel-owning subsidiaries and each seller, each dated as of May 20, 2008. The acquisition was completed with funds from the Seanergy Maritime Trust Account and with financing provided by Marfin Egnatia Bank S.A. of Greece, or Marfin.

On August 28, 2008, we completed our business combination and took delivery, through our designated nominees (which are wholly-owned subsidiaries) of three of the six dry bulk vessels, which included two 2008-built Supramax vessels and one 1997-built Handysize vessel, the M/V African Oryx, the M/V Davakis G and the M/V Delos Ranger. On September 11, 2008, we took delivery, through our designated nominee, of the fourth vessel, the M/V Bremen Max, a 1993-built Panamax vessel. On September 25, 2008, we took delivery, through our designated nominees, of the final two vessels, the M/V Hamburg Max, a 1994-built Panamax vessel, and the M/V African Zebra, a 1985-built Handymax vessel.

Dissolution and Liquidation

On August 26, 2008, shareholders of Seanergy Maritime also approved a proposal for the dissolution and liquidation of Seanergy Maritime, or the dissolution and liquidation, which was originally filed with the U.S. Securities and Exchange Commission, or the Commission, on June 17, 2008, subsequently amended on July 31, 2008 and supplemented on August 22, 2008. Seanergy Maritime proposed the dissolution and liquidation because following the vessel acquisition described above, Seanergy Maritime was no longer needed and its elimination was expected to save substantial accounting, legal and compliance costs related to the U.S. federal income tax filings necessary because of Seanergy Maritime's status as a partnership for U.S. federal income tax purposes.

In connection with the dissolution and liquidation of Seanergy Maritime, on January 27, 2009, Seanergy Maritime filed Articles of Dissolution with the Registrar of Corporations of the Marshall Islands in accordance with Marshall Islands law and distributed to each holder of shares of common stock of Seanergy Maritime one share of our common stock for each share of Seanergy Maritime common stock owned by such shareholders. All outstanding warrants and the underwriter's unit purchase option of Seanergy Maritime concurrently become our obligations and became exercisable to purchase our common stock. Following the dissolution and liquidation of Seanergy Maritime, our common stock and warrants began trading on the NASDAQ Global Market on January 28, 2009. For purposes of this prospectus, all share data and financial information for the period prior to January 27, 2009 is that of Seanergy Maritime.

Purchase of 100% Ownership Interest in BET

On August 12, 2009, we expanded the size of our fleet when we closed on the purchase of a 50% owenership interest in BET from Constellation.  On October 22, 2010, we purchased the remaining 50% ownership interest in BET from Mineral Transport, a company controlled by members of the Restis family, who are certain of our major shareholders.

           Purchase of 100% Ownership Interest in MCS

           On May 28, 2010, we purchased a 51% ownership interest in MCS from Maritime Capital, which is controlled by members of the Restis family. On September 15, 2010, we purchased from Maritime Capital the remaining 49% ownership interest in MCS.

Corporate Structure

We are incorporated in the Republic of the Marshall Islands under the name Seanergy Maritime Holdings Corp. Our executive offices are located at 1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece and our telephone number is +30-210-963-8461.

The Securities Offered by the Selling Securityholders

The selling securityholders listed herein are using this prospectus to offer up to an aggregate of 49,523,810 shares of our common stock.

Recent Developments

The BET Scouter's scheduled drydocking, which commenced on March 26, 2010, was completed on May 17, 2010. The total cost of the BET Scouter's drydocking amounted to approximately $1.2 million. On May 14, 2010, the BET Prince commenced its scheduled drydocking, which was completed on June 28, 2010. The cost of the BET Prince's drydocking amounted to approximately $1.1 million.

On May 20, 2010, the voting agreement expired between certain of our shareholders who are affiliated with members of the Restis family, on the one hand, and Seanergy Maritime's founding shareholders, composed of Mr. Georgios Koutsolioutsos, Mr. Alexios Komninos and Mr. Ioannis Tsigkounakis, three of our former directors, on the other hand.

On May 20, 2010, Mr. Komninos resigned from his position as a member of our Board of Directors following the expiration of the voting agreement and due to other professional engagements he has undertaken. On May 28, 2010, after entering into a share purchase agreement with Maritime Capital, we completed the final documentation for the acquisition of a 51% ownership interest in MCS for consideration of $33.0 million. The consideration was paid to Maritime Capital from the proceeds of our recent equity offering completed in February 2010 and from our cash reserves. Maritime Capital retained a 49% ownership interest in MCS. On June 2, 2010, we executed Addendum No. 3 to our loan agreement with Marfin and extended the waiver on our market value to loan covenant from January 1, 2011 through January 3, 2012. In connection with the addendum and extension of the waiver, Marfin made certain changes to the loan agreement including increasing the interest payable during the waiver period from LIBOR plus 3.00% to LIBOR plus 3.50% in respect of the term loan and from LIBOR plus 3.50% to LIBOR plus 4.00% in respect of the revolving facility and accelerating the due dates of certain of our principal installments.

On June 14, 2010, Mr. Dale Ploughman, who is our Chairman and Chief Executive Officer, purchased 50,000 of our common shares at a purchase price of $1.2399 per share. On June 30, 2010, Mr. Ploughman purchased another 50,000 of our common shares at a purchase price of $1.25 per share. On September 13, 2010, Mr. Dale Ploughman, purchased another 50,000 of our common shares at a purchase price of $1.06 per share. All three transactions were completed on the open market.

On July 20, 2010, Mr. George Koutsolioutsos resigned from his position as Director and Chairman of our Board. On July 21, 2010, following the resignation of Mr. Koutsolioutsos, our Board of Directors appointed Mr. Dale Ploughman as the Chairman of our Board.

On July 21, 2010, our shareholders approved an amendment to our Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock from 200,000,000 to 500,000,000 shares.

On August 24, 2010, we entered into a two year time charter agreement with respect to our Panamax vessel Hamburg Max, with a profit sharing arrangement at a base rate of $21,500 per day and a ceiling of $25,500 per day, with a 50% profit sharing arrangement to apply to any amount in excess of the ceiling less a 5% brokerage commission. The spread between floor and ceiling will accrue 100% to us. The base used for the calculation of the rate will be the Baltic Panamax 4TC route.

The BET Fighter's scheduled drydocking commenced on September 1, 2010 and is expected to be completed on October 25, 2010. The total cost of the BET Fighter's drydocking is estimated to be approximately $1.4 million. On August 27, 2010, the BET Intruder commenced its scheduled drydocking and it is expected to be completed on October 30, 2010. The total cost of the BET Intruder's drydocking is estimated to be approximately $1.3 million.

On September 3, 2010, we entered into share purchase agreements with each of Maritime Capital and Mineral Transport for the purchase by us of the remaining 49% and 50% ownership interests in MCS and BET, respectively. The agreed consideration for the 49% interest in MCS was $29.0 million, consisting of (i) $3.0 million in cash and (ii) shares of the Company's common stock totaling to $26.0 million at an agreed price of $1.05 per share. The agreed consideration for the 50% interest in BET was $33.0 million, consisting of (i) $7.0 million in cash and (ii) shares of the Company's common stock totaling to $26.0 million at an agreed price of $1.05 per share.

On September 15, 2010, we completed the acquisition from Maritime Capital of the remaining 49% ownership interest in MCS for consideration of $29.0 million, which was paid in the form of: (i) $3.0 million in cash paid to Maritime Capital from our cash reserves and (ii) 24,761,905 of our common shares, with an aggregate value of $26.0 million, that were issued to the Restis affiliate shareholders as nominees of Maritime Capital. As a result of the acquisition of the 49% interest, the Company acquired 100% ownership of MCS, and the wholly owned portion of the Company's operating fleet increased from six to 15 vessels.

On September 28, 2010, we announced that we entered into a new time charter agreement with respect to our Handysize vessel African Joy for a period of 11 to 13 months at a gross charter rate of $14,000 per day. The charterer has the option to extend the charter for another 11 to 13 months at the same rate. The African Joy is expected to commence the new charter by the end of October 2010.

On September 28, 2010, we announced that we entered into a new two year time charter agreement with respect to our Handysize vessel African Glory at a base rate of $7,000 per day and a ceiling of $12,000 per day, with a profit sharing arrangement of 75% for us and 25% for the charterer applicable between the $7,000 base and $12,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for us and 50% for the charterer. The calculation of the rate will be based on the average spot Time Charter Routes derived from the Baltic Supramax Index, or BSI, as adjusted. The African Glory commenced its new charter on September 15, 2010.

On September 28, 2010, we announced that we entered into a new two year time charter agreement with respect to our Handysize vessel Asian Grace at a base rate of $7,000 per day and a ceiling of $11,000 per day, with a profit sharing arrangement of 75% for us and 25% for the charterer applicable between the $7,000 base and $12,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for us and 50% for the charterer. The calculation of the rate will be based on the average spot Time Charter Routes derived from the BSI, as adjusted. The Asian Grace is expected to commence the new charter on or about mid October 2010.

The Bremen Max's scheduled drydocking commenced on September 28, 2010 and is expected to be completed on October 25, 2010. The total cost of the Bremen Max's drydocking is estimated to be approximately $0.8 million. The African Joy's scheduled drydocking commenced on October 2, 2010 and is expected to be completed on October 30, 2010. The total cost of the African Joy's drydocking is estimated to be approximately $1.1 million.  The Clipper Grace's scheduled drydocking commenced on October 23, 2010 and is expected to be completed on November 11, 2010.  The total cost of the Clipper Grace's drydocking is estimated to be approximately $0.9 million.

On October 22, 2010, we completed the acquisition from Mineral Transport of the remaining 50% ownership interest in BET for a consideration of $33.0 million, which was paid in the form of: (i) $7.0 million in cash paid to Mineral Transport from our cash reserves and (ii) 24,761,905 of our common shares, with an aggregate value of $26.0 million, that were issued to the Restis affiliate shareholders as nominees of Mineral Transport. As a result of the acquisition of the 50% interest, we now have 100% ownership of BET, and the wholly owned portion of our operating fleet has increased from 15 to 20 vessels. We now own an operating fleet totaling 20 dry bulk vessels, consisting of four Capesize, three Panamax, two Supramax, one Handymax and 10 Handysize dry bulk carriers that have a combined cargo-carrying capacity of approximately 1.3 million dwt and an average fleet age of 12.8 years.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and other information set forth below as well as the risks and other information we include or incorporate by reference in this prospectus and any prospectus supplement. In particular, you should consider the risk factors under the heading "Part I — Item 3. Key Information – Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 on file with the Commission, which is incorporated by reference in this prospectus, in each case as those risk factors are amended or supplemented by our subsequent filings with the Commission. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also affect our business operations. Additional risk factors may be included in a prospectus supplement relating to a particular offering of securities. If any of the following risks actually occurs, our business, financial condition, operating results and cash flows could be materially adversely affected. In that case, the trading price of our common stock, could fall, and consequently you may lose all or part of the money you paid to buy our common stock.

Risk Factors Relating to our Industry

Investment in a company in the dry bulk shipping industry involves a high degree of risk.

The abrupt and dramatic downturn in the dry bulk charter market, from which we have derived substantially all of our revenues, has severely affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or BDI, fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008. During 2009, the BDI remained volatile, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. It has since fallen to 2,727 as of October 22, 2010. The decline in charter rates is due to various factors, including the decrease in available trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments. There is no certainty that the dry bulk charter market will experience any further recovery over the next several months and the market could decline from its current level. These circumstances, which result from the economic dislocation worldwide and the disruption of the credit markets, have had a number of adverse consequences for dry bulk shipping, including, among other things:

•	a decrease in available financing for vessels;

•	no active secondhand market for the sale of vessels;

•	a sharp decline in charter rates, particularly for vessels employed in the spot market;

•	charterers seeking to renegotiate the rates for existing time and bareboat charters;

•	widespread loan covenant defaults in the dry bulk shipping industry due to the substantial decrease in vessel values; and

•	declaration of bankruptcy by some operators, charterers and shipowners.

The dry bulk shipping industry is cyclical and volatile, and this may lead to further reductions and volatility of charter rates, vessel values and results of operations.

The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charter hire rates likely will cause the value of the vessels that we own, to decline and we may not be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or meet our obligations. The factors affecting the supply and demand for dry bulk carriers are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in dry bulk shipping market conditions are also unpredictable.

Factors that influence demand for seaborne transportation of cargo include:

•	demand for and production of dry bulk products;

•	the distance cargo is to be moved by sea;

•	global and regional economic and political conditions;

•	environmental and other regulatory developments; and

•
changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced and cargoes are used.

The factors that influence the supply of vessel capacity include:

•	the number of new vessel deliveries;

•	the scrapping rate of older vessels;

•	vessel casualties;

•	the price of steel;

•	the number of vessels that are out of service;

•	changes in environmental and other regulations that may limit the useful life of vessels; and

•	port or canal congestion.

We anticipate that the future demand for our vessels will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the world's dry bulk carrier fleet and the sources and supply of cargo to be transported by sea. If the global vessel capacity increases in the dry bulk shipping market, but the demand for vessel capacity in this market does not increase or increases at a slower rate, the charter rates could materially decline, which could have a material adverse effect on our business, financial condition and results of operations.

While the dry bulk carrier charter market has recently strengthened, it remains significantly below its high in 2008, which has and may continue to adversely affect our revenues, earnings and profitability and our ability to comply with our loan covenants.

The abrupt and dramatic downturn in the dry bulk charter market, from which we have derived substantially all of our revenues, has severely affected the dry bulk shipping industry and has harmed our business. The BDI fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008. During 2009, the BDI remained volatile, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. It has since fallen to 2,727 as of October 22, 2010. The decline and volatility in charter rates has been due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments (which has since recovered somewhat), and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

The economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations.

A significant number of the port calls made by our vessels may involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China or India, may have an adverse effect on our future business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience contraction in the future. In particular, during the past year, the demand for dry bulk goods from emerging markets, such as China and India, has significantly declined as growth projections for these nations' economies have been adjusted downwards. Moreover, the slowdown in the economies of the United States, the European Union or certain Asian countries may adversely affect economic growth in China and elsewhere. Our ability to re-charter our ships at favorable rates will likely be materially and adversely affected by an ongoing economic downturn in any of these countries.

Future growth in dry bulk shipping will depend on a return to economic growth in the world economy that exceeds growth in vessel capacity, and a further decline in charter rates would adversely affect our revenue stream and could have an adverse effect on our financial condition and results of operations.

Our vessels are engaged in global seaborne transportation of commodities, involving the loading or discharging of raw materials and semi-finished goods around the world. As a result, significant volatility in the world economy and negative changes in global economic conditions, may have an adverse effect on our business, financial position and results of operations, as well as future prospects.

Charter rates for dry bulk carriers have been at extremely low rates recently mainly due to the current global financial crisis, which is also affecting this industry. We anticipate that future demand for our vessels, and in turn future charter rates, will be dependent upon a return to economic growth in the world's economy, particularly in China and India, as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. The world's dry bulk carrier fleet increased in 2009 as a result of scheduled deliveries of newly constructed vessels but it is expected to be leveled off by higher forecasts for scrapping of existing vessels as compared to 2008. However, this will vary depending on vessel size, as the oldest segment of the worldwide dry bulk fleet is the Handysize segment. A return to economic growth in the world economy that exceeds growth in vessel capacity will be necessary to sustain current charter rates. There can be no assurance that economic growth will not continue to decline or that vessel scrapping will occur at an even lower rate than forecasted.

Due to the current volatility in the dry bulk sector, which is primarily caused by, among other things, a decrease in letters of credit being provided, a significant drop in demand for goods being shipped, a reduction in volumes of goods and cancellation of orders, there is a possibility that one or more of our charterers could seek to renegotiate the time and bareboat charter rates either currently or at the time the charter expires. A decline in charter rates would adversely affect our revenue stream and could have a material adverse effect on our business, financial condition and results of operations.

An oversupply of dry bulk carrier capacity may lead to reductions in charter rates and our profitability.

The market supply of dry bulk vessels has been increasing and orders for dry bulk carriers, primarily Capesize and Panamax vessels, are high. Newly constructed vessels were delivered and are expected to continue in significant numbers starting in 2009. As of June 30, 2010, newbuildings orders had been placed for an aggregate of approximately 16% of the then-existing global dry bulk fleet on a deadweight basis with deliveries expected during the next 30 months. An oversupply of dry bulk carrier capacity may result in a reduction of our charter rates. If such a reduction occurs, when our vessels' current charters expire or terminate, we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all. In turn, this may result in the need to take impairment charges on one or more of our vessels.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Although limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces, many of the reforms are experimental and may be subject to change or abolition. We cannot assure you that the Chinese government will continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by changes to these economic reforms, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, financial condition and operating results.

Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	crew strikes and/or boycotts;

•	marine disaster;

•	piracy;

•	environmental accidents;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues.

Our vessels may suffer damage and we may face unexpected dry-docking costs, which could adversely affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and can be substantial, and may be higher than expected as a result of circumstances beyond our control, such as delays experienced at the repair yard, including those due to strikes. We may have to pay dry-docking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned may not be covered by insurance in full and thus these losses, as well as the actual cost of these repairs, would decrease our earnings.

Turbulence in the financial services markets and the tightening of credit may affect the ability of purchasers of dry bulk cargo to obtain letters of credit to purchase dry bulk goods, resulting in declines in the demand for vessels.

Turbulence in the financial markets has led many lenders to reduce, and in some cases cease to provide, credit, including letters of credit to borrowers. Purchasers of dry bulk cargo typically pay for cargo with letters of credit. The tightening of the credit markets has reduced the issuance of letters of credit and as a result decreased the amount of cargo being shipped as sellers determine not to sell cargo without a letter of credit.

Reductions in cargo result in less business for charterers and declines in the demand for vessels. Any material decrease in the demand for vessels may decrease charter rates and make it more difficult for Seanergy to charter its vessels in the future at competitive rates. Reduced charter rates would reduce Seanergy's revenues.

Technological innovation could reduce our charterhire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new dry bulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire, and the resale value of our vessels could significantly decrease. As a result, our business, results of operations, cash flows and financial condition could be adversely affected.

If we acquire additional dry bulk carriers and those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

We expect to acquire additional vessels in the future. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of these vessels could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

Rising fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Upon redelivery of vessels at the end of a period time or trip time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. In addition, although we rarely deploy our vessels on voyage charters, fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter.

We may become dependent on spot charters in the volatile shipping markets which may have an adverse impact on stable cash flows and revenues.

We may employ one or more of our vessels on spot charters, including when time charters on one or more of our vessels expires. The spot charter market is highly competitive and rates within this market are subject to volatile fluctuations, while longer-term period time charters and bareboat charters provide income at predetermined rates over more extended periods of time. If we decide to spot charter our vessels, there can be no assurance that we will be successful in keeping all our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates could affect the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders could be impaired.

Our operations are subject to seasonal fluctuations, which could affect our operating results.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues of dry bulk carrier operators in general have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, been stronger in fiscal quarters ended December 31 and March 31. This seasonality may materially affect our operating results.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, conventions of the International Maritime Organization, or IMO, such as the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. Under OPA, we are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows, financial condition or our ability to pay dividends.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the United Nation's International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Each of the vessels that has been delivered to us is ISM Code-certified and we expect that each other vessel that we have agreed to purchase will be ISM Code-certified when delivered to us.

In addition, vessel classification societies also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel-owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance.

The operation of our vessels is also affected by other government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

Increased inspection procedures, tighter import and export controls and survey requirements could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of the contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines and other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we would be in violation of certain covenants in our credit facilities. This would also negatively impact our revenues.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers or as "war and strikes" listed areas by the Joint War Committee, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention of any of our vessels, hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Terrorism and other events outside our control may negatively affect our operations and financial condition.

Because we operate our vessels worldwide, terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks and armed conflicts may also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our financial condition.

The operation of dry bulk carriers has particular operational risks which could affect our earnings and cash flow.

The operation of certain vessel types, such as dry bulk carriers, has certain particular risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels' holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could result in loss of life, vessel and/or cargo and negatively impact our business, financial condition and results of operations. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

If any of our vessels fails to maintain its class certification and/or fails any annual survey, intermediate survey, or special survey, or if any scheduled dry-docks take longer or are more expensive than anticipated, this could have a material adverse impact on our financial condition and results of operations.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for the Safety of Life at Sea, or SOLAS. Our vessels are classed with one or more classification societies that are members of the International Association of Classification Societies.

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessels. These surveys and dry-dockings can be costly and can result in delays in returning a vessel to operation, as occurred with the dry-docking of the African Zebra, which entered its scheduled dry-dock on February 24, 2009 and was returned to service on July 20, 2009 as a result of delays at the repair yard. The cost of our dry-docks in 2009 totaled approximately $7,119,000.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Because our seafaring employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

Our vessel-owning subsidiaries employ a large number of seafarers. All of the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

Maritime claimants could arrest our vessels, which could interrupt its cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through oreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted which would have a material adverse effect on our financial condition and results of operations.

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one of our vessels for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our financial condition and results of operations.

Risk Factors Relating to Seanergy

We have received waivers and/or amendments to our loan agreements waiving our compliance with a certain covenant for certain periods of time. Our ability to conduct our business may be affected if we are unable to obtain waiver extensions or covenant modifications from our lenders and, in addition, any extensions of these waivers, if needed, could contain additional restrictions and might not be granted at all.

Our various loan agreements require that we maintain certain financial and other covenants. The current low dry bulk charter rates and dry bulk vessel values have affected our ability to comply with some of these covenants. While we have currently received waivers from our lenders in connection with our Marfin, UOB, HSBC and DVB loan agreements, which waivers have expiration dates of January 2, 2012, March 31, 2011, December 31, 2012, and March 31, 2011, respectively, if we are not able to remedy such non-compliance by the time the waivers expire, our lenders could require us to post additional collateral, enhance our equity and liquidity, continue to withhold payment of dividends, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could also accelerate our indebtedness and foreclose on their collateral. The exercise of any of these remedies could materially adversely impair our ability to continue to conduct our business.

As a result of the waivers we have obtained from our lenders, we are not currently in default under our various loan agreements. If conditions in the dry bulk charter market remain depressed or worsen, we may need to request additional extensions of these waivers. There can be no assurance that our lenders will provide such extensions, and their willingness to provide any such extensions may be limited by their financial condition, business strategy and outlook for the shipping industry at the time of any such request, all of which are outside of our control. If we require extensions to the waivers and are unable to obtain them, as described above, we would be in default under our various loan agreements, and your investment in our shares could lose most or all of its value.

In addition, as a result of these waivers, our lenders imposed operating and financial restrictions on us. If we need to extend these waivers, our lenders may impose additional restrictions. In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness, and increase the interest rates they charge us on our outstanding indebtedness. These potential restrictions and requirements may further limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

Our debt financing contains restrictive covenants that may limit our liquidity and corporate activities.

The Marfin, Citibank, UOB, HSBC and DVB loan agreements, and any future loan agreements we or our subsidiaries may execute, may impose operating and financial restrictions on us or our subsidiaries. These restrictions may, subject to certain exceptions, limit our or our subsidiaries' ability to:

•	incur additional indebtedness;

•	create liens on our or our subsidiaries' assets;

•	sell capital stock of our subsidiaries;

•	engage in any business other than the operation of the vessels;

•	pay dividends;

•	change or terminate the management of the vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell the vessels.

The restrictions included in the Marfin loan agreement include minimum financial standards we must comply with including:

•	The ratio of total liabilities to total assets;

•	The ratio of total net debt owed to LTM (last twelve months) EBITDA;

•	The ratio of LTM EBITDA to net interest expense;

•	Cash to net debt;

•
A security margin, or the Security Margin Clause, whereby the aggregate market value of the vessels and the value of any additional security is required to be at least 135% of the aggregate of the debt financing and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained. A waiver from Marfin has been received with respect to this clause.

The financial ratios are required to be tested by us on a quarterly basis on a last-twelve-months basis.

In addition to the minimum financial standards, under the terms of the Marfin loan agreement, we must also ensure that members of the Restis family and the family of our former chairman Mr. George Koutsolioutsos (or companies affiliated with them) together own at all times an aggregate of at least 10% of our issued share capital. A violation of this covenant constitutes an event of default under our credit facility and would provide Marfin with various remedies.

Under the Citibank loan agreement, the BET subsidiaries are subject to operating and financial covenants that may affect BET's business. These restrictions may, subject to certain exceptions, limit the BET subsidiaries' ability to engage in many of the activities listed above. Furthermore, the BET subsidiaries must assure the lenders that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the Citibank loan. If the market value of the vessels is less than this amount, the BET subsidiaries must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders, and a portion of the debt may be required to be classified as current. In addition, the Citibank supplemental agreement dated August 4, 2010 provides that BET must maintain a minimum amount of $7.5 million in cash in the BET account with Citibank.

Under the UOB, HSBC and DVB loan agreements, the MCS subsidiaries are subject to operating and financial covenants that may affect MCS's business. These restrictions may, subject to certain exceptions, limit the MCS subsidiaries' ability to engage in many of the activities listed above. Furthermore, the MCS subsidiaries must assure the lenders that the aggregate market value of the MCS vessels is not less than 100%, 125% and 133% of the outstanding amount of each of the UOB, HSBC and DVB loans; however, we have received from each of UOB, HSBC and DVB waivers from compliance of these security requirements until March 31, 2011, December 31, 2012, March 31, 2011, respectively. If the market value of the vessels is less than this amount, the MCS subsidiaries must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders, and a portion of the debt may be required to be classified as current. Although MCS was in compliance with all its debt covenants as of June 30, 2010, there can be no assurance as to how long it will remain in compliance in the future.

Therefore, we may need to seek permission from our lenders in order to engage in some important corporate actions. Also, any further decline in vessel values may, absent any extensions of our current waivers, cause us, BET or MCS to fail to meet the market value covenants in the loan agreements and entitle the lenders to assert certain rights. Our current and any future lenders' interests may be different from our interests, and we cannot guarantee that we will be able to obtain such lenders' permission when needed. This may prevent us from taking actions that are in our best interest.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

Through the BET and MCS acquisitions, we have three and four, respectively, interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to the BET and MCS loan facilities, which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

Our ability to successfully implement our business plans depends on our ability to obtain additional financing, which may affect the value of your investment in the Company.

We will require substantial additional financing to fund the acquisition of additional vessels and to implement our business plans. We cannot be certain that sufficient financing will be available on terms that are acceptable to us or at all. If we cannot raise the financing we need in a timely manner and on acceptable terms, we may not be able to acquire the vessels necessary to implement our business plans and consequently you may lose some or all of your investment in the Company.

While we expect that a significant portion of the financing resources needed to acquire vessels will be through long-term debt financing, we may raise additional funds through additional equity offerings. New equity investors may dilute the percentage of the ownership interest of existing shareholders in the Company. Sales or the possibility of sales of substantial amounts of shares of our common stock in the public markets could adversely affect the market price of our common stock.

We cannot assure you that we will be able to refinance indebtedness incurred under our credit facilities.

For so long as we have outstanding indebtedness under our credit facilities, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. We cannot assure you that we will be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. If we are not able to find alternative sources of financing on terms that are acceptable to us or at all, our business, financial condition, results of operations and cash flows may be materially adversely affected.

As we expand our business, we will need to improve or expand our operations and financial systems, staff and crew; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected.

Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and EST's attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will have to rely on EST to recruit additional seafarers and shoreside administrative and management personnel. EST may not be able to continue to hire suitable employees or a sufficient number of employees as we expand our fleet. If EST's unaffiliated crewing agents encounter business or financial difficulties, we may not be able to adequately staff our vessels. We may also have to increase our customer base to provide continued employment for most of our new vessels. If we are unable to operate our financial system, EST is unable to operate our operations systems effectively or to recruit suitable employees in sufficient numbers or we are unable to increase our customer base as we expand our fleet, our performance may be adversely affected.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of June 30, 2010, the vessels in our current fleet had an average age of 12.8 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 30 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our ability to operate our vessels profitably.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of June 30, 2010, the average age of the vessels in our current fleet was 12.8 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

The value of our vessels has fluctuated, and may continue to fluctuate significantly, due in large part to the sharp decline in the world economy and the charter market. A significant decline in vessel values could result in losses when we sell our vessels or could result in a requirement that we write down their carrying value, which would adversely affect our earnings. In addition, a decline in vessel values could adversely impact our ability to raise additional capital and would likely cause us to violate certain covenants in our loan agreements that relate to vessel value.

The market value of our vessels can and have fluctuated significantly based on general economic and market conditions affecting the shipping industry and prevailing charter hire rates. Since the end of 2008, the market value of our vessels has dropped significantly due to, among other things, the substantial decline in charter rates. During the year ended December 31, 2008, we recorded an impairment charge of $4.5 million on our vessels. No indication of impairment existed as of December 31, 2009. There can be no assurance as to how long charter rates and vessel values will remain at the current low levels or whether they will improve to any significant degree. Consequently we may have to record further impairments of our vessels.

The market value of our vessels may increase or decrease in the future depending on the following factors:

•	economic and market conditions affecting the shipping industry in general;

•	supply of dry bulk vessels, including newbuildings;

•	demand for dry bulk vessels;

•	types, sizes and ages of vessels;

•	other modes of transportation;

•	competition from other shipping companies;

•	cost of newbuildings;

•	technological advances;

•	new regulatory requirements from governments or self-regulated organizations; and

•	prevailing level of charter rates.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. In addition, whenever events or changes in circumstances indicate potential impairment, we test the carrying value of our vessels in our financial statements, based upon their earning capacity and remaining useful lives. Earning capacity is measured by the vessels' expected earnings under their charters. If we determine that our vessels' carrying values should be reduced, we would recognize an impairment charge on our financial statements that would result in a potentially significant charge against our earnings and a reduction in our shareholders' equity. Such impairment adjustment could also hinder our ability to raise capital. If for any reason we sell our vessels at a time when prices have fallen, the sale proceeds may be less than that vessel's carrying amount on our financial statements, and we would incur a loss and a reduction in earnings. Finally, a decline in vessel values would likely cause us to violate certain covenants in our loan agreement that require vessel values to equal or exceed a stated percentage of the amount of our loans. Such violations could result in our default under our loan agreements.

If we fail to manage our growth properly, we may not be able to manage our recently expanded fleet successfully, and we may not be able to expand our fleet further if we desire to do so, adversely affecting our overall financial position.
On October 22, 2010, following our August 2009 acquisition of a 50% controlling ownership interest in BET, we completed our acquisition of the remaining 50% ownership interest in BET, pursuant to which we now have 100% ownership of BET's five vessels. BET has entered into a technical management agreement with EST and a commercial brokerage agreement with Safbulk at terms similar to those that our existing fleet has with these entities. Each of EST and Safbulk are affiliated with members of the Restis family and are the technical manager and commercial broker, respectively, of our current fleet.

On September 15, 2010, following our May 2010 acquisition of 51% of the ownership interests in MCS, we completed our acquisition of the remaining 49% ownership interest in MCS, pursuant to which we now have 100% ownership of MCS's nine vessels. MCS arranges its time and bareboat charters in-house and negotiates the terms of the charters based on market conditions. The commercial management of the MCS fleet with respect to its vessels under time charter is also carried out in-house while the technical management has been contracted out to M/S Fleet and Wallem, which are both unrelated third party management companies.

We may continue to expand our fleet in the future if desirable opportunities arise. Our further growth will depend on:

•	locating and acquiring suitable vessels at competitive prices;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired vessels successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing, which could include debt, equity or combinations thereof.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel, managing relationships with customers and suppliers, integrating newly acquired operations into existing infrastructures, identifying new and profitable charter opportunities for vessels, and complying with new loan covenants. We have not identified further expansion opportunities at this time, and the nature and timing of any such expansion is uncertain. We may not be successful in growing further and may incur significant expenses and losses.

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.

The ability and the willingness of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the dry bulk shipping industry, the charter rates received for specific types of vessels, hedging arrangements, the ability of charterers to obtain letters of credit from their customers, cash reserves, cash flow considerations and various operating expenses. Many of these factors impact the financial viability of our charterers. Given the downturn in world markets and the factors described above, it is possible that some of our charterers could declare bankruptcy or otherwise seek to evade their obligations to us under the charters, and as a consequence, default on their obligations to us. If a charterer defaults on a charter, we will seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful. Should a charterer default on a period time charter or bareboat charter, we may have to enter into a charter at a lower charter rate, which would reduce our revenues. If we cannot enter into a new period time charter or bareboat charter, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that we would be unable to secure a charter at all, which would also reduce our revenues, and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face strong competition, and we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We obtain charters for our vessels in highly competitive markets in which our market share is insufficient to enforce any degree of pricing discipline. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. Competition for the transportation of dry bulk cargoes can be intense and depends on price, customer relationships, operating expertise, professional reputation and size, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.

Servicing debt will limit funds available for other purposes, including capital expenditures and payment of dividends.

We are required to dedicate a substantial portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for capital expenditures and other purposes, including payment of dividends, make it more difficult to obtain additional financing on favorable terms and make us more vulnerable to economic downturns. We may incur debt in the near future in connection with any additional vessel acquisitions. If we are unable to service our respective debt, it could have a material adverse effect on our financial condition and results of operations.

Credit market volatility may affect our ability to refinance our existing debt, borrow funds under our revolving credit facility or incur additional debt.

The credit markets have recently experienced extreme volatility and disruption, which has limited credit capacity for certain issuers, and lenders have requested shorter terms and lower loan to value ratios. The market for new debt financing is extremely limited and in some cases not available at all. If current levels of market disruption and volatility continue or worsen, we may not be able to refinance our existing debt, draw upon our revolving credit facility or incur additional debt, which may require us to seek other funding sources to meet our liquidity needs or to fund planned expansion. For example, our existing term loan and revolving credit facility from Marfin are tied to the market value of the vessels whereby the aggregate market values of the vessels and the value of any additional security should be at least 135% of the aggregate of the debt financing and any amount available for drawing under the revolving facility less the aggregate amount of all deposits maintained. If the percentage is below 135%, then a prepayment of the loans may be required or additional security may be requested. On September 9, 2009, November 13, 2009 and June 2, 2010 we executed addenda no. 1, no. 2 and no. 3, respectively, to the loan agreement with Marfin and obtained a waiver of this loan covenant through January 3, 2012. In connection with the amendment and waiver, Marfin made certain changes to our loan agreement including increasing the interest payable during the waiver period from LIBOR plus 3.00% to LIBOR plus 3.50% in respect of the term loan and from LIBOR plus 3.50% to LIBOR plus 4.00% in respect of the revolving facility, accelerating the due dates of certain of our principal installments and limiting our ability to pay dividends without their prior consent. The Citibank restated loan agreement as amended by the supplemental agreement dated September 30, 2009 contains a similar covenant. If the market value of the BET vessels is less than 125% of the outstanding amount of the Citibank loan, the BET subsidiaries must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders. The Citibank supplemental agreement dated August 4, 2010 provides that BET must maintain a minimum amount of $7.5 million in cash in the BET account with Citibank. Hence, we may need to seek permission from our lenders in order to make further use of our Marfin revolving credit facility or avoid prepayment obligations under either the Marfin or Citibank loans, depending on the aggregate market value of our vessels. We cannot assure you that we will be able to obtain debt or other financing on reasonable terms, or at all.

Increases in interest rates could increase interest payable under our variable rate indebtedness.

We are subject to interest rate risk in connection with our loan agreements with various lenders. Changes in interest rates could increase the amount of our interest payments and thus negatively impact our future earnings and cash flows. Fluctuations in interest rates could be exacerbated in future periods as a result of the current worldwide instability in the banking and credit markets. Although neither party currently has hedging arrangements for our variable rate indebtedness, we both expect to hedge interest rate exposure at the appropriate time. However, these arrangements may prove inadequate or ineffective.

Rising crew costs may adversely affect our profits.

Crew costs are a significant expense for us under our charters. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our period time and spot charters. Increases in crew costs may adversely affect our profitability.

We may not be able to take advantage of favorable opportunities in the current spot market, if any, because our vessels are employed on medium-term time charters and bareboat charters.

14 of our vessels are employed under medium-term time charters expiring between October 2010 and August 2012. Four of the MCS vessels are employed under bareboat charters expiring between November 2013 and February 2014. Although medium-term time charters and bareboat charters provide relatively steady streams of revenue, vessels committed to medium-term charters and bareboat charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages might be more profitable.

When our charters expire, we may not be able to replace such charters promptly or with profitable charters, which may adversely affect our earnings.

We will generally attempt to recharter our vessels at favorable rates with reputable charterers as our existing charters expire. If the dry bulk shipping market is in a period of depression when our vessels' charters expire, it is likely that we may be forced to re-charter them at substantially reduced rates, if we are able to re-charter them at all. If rates are significantly lower or if we are unable to recharter our vessels, our earnings may be adversely affected.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.

We may be subject to calls, or premiums, in amounts based not only on our claim records but also on the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay interest on, or the principal of, the senior notes.

We may not be able to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success will depend to a significant extent upon the abilities and efforts of our management team. We currently have two executive officers, our chief executive officer and our chief financial officer, and one general counsel and a support staff. Our success will depend upon our ability to retain key members of our management team and the ability of our management to recruit and hire suitable employees. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations.

Purchasing and operating second hand vessels may result in increased operating costs and vessel off-hire, which could adversely affect our earnings.

We have inspected the second hand vessels that we acquired from the Restis sellers and in the acquisitions of BET and MCS and considered the age and condition of the vessels in budgeting for operating, insurance and maintenance costs. If we acquire additional second hand vessels in the future, we may encounter higher operating and maintenance costs due to the age and condition of those additional vessels.

However, our inspection of second hand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. We will have the benefit of warranties on newly constructed vessels; we will not receive the benefit of warranties on second hand vessels.

In general, the costs to maintain a dry bulk carrier in good operating condition increase with the age of the vessel. The average age of our fleet, including the BET and MCS vessels, is approximately 12.8 years, out of the expected useful life of 30 years. Older vessels, however, are typically less fuel-efficient and more costly to maintain than more recently constructed dry bulk carriers due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may not have adequate insurance to compensate us if we lose our vessels, which may have a material adverse effect on our financial condition and results of operations.

We have procured hull and machinery insurance and protection and indemnity insurance, which include environmental damage and pollution insurance coverage and war risk insurance for our fleet. We do not expect to maintain for all of our vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our vessels. If our insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations.

We depend on our commercial and technical managers to operate our business and our business could be harmed if they fail to perform their services satisfactorily.

Pursuant to our management agreements, EST provides us with technical, general administrative and support services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance, freight management, accounting related to vessels, provisions, bunkering and operation) and M/S Fleet and Wallem provide us with technical management services. Our operational success depends significantly upon EST's, M/S Fleet's and Wallem's satisfactory performance of these services. Our business would be harmed if EST, M/S Fleet or Wallem failed to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our management agreement.

Our ability to compete for and enter into new period time and spot charters and to expand our relationships with our existing charterers will depend largely on our relationship with our commercial manager, Safbulk, and its reputation and relationships in the shipping industry. If Safbulk suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	obtain financing on commercially acceptable terms;

•	maintain satisfactory relationships with our charterers and suppliers; and

•	successfully execute our business strategies.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, financial condition and results of operations.

Although we may have rights against EST if it defaults on its obligations to us, investors in us will have no recourse against EST.

Further, we will need to seek approval from our lenders to change our manager from EST.

Management fees are payable to our technical manager regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to our management agreement with EST, we pay a fee of EUR 425 per day per vessel for providing technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors and officers' liability insurance, legal and accounting fees and other similar third party expenses, which are reimbursed by us. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require EST to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

Risk Factors Relating to Conflicts of Interest

We are dependent on each of EST and Safbulk for the management and commercial brokerage of part of our fleet.

We subcontract the management and commercial brokerage of part of our fleet, including crewing, maintenance and repair, to each of EST and Safbulk, both affiliates of members of the Restis family. The loss of services of, or the failure to perform by, either of these entities could materially and adversely affect our results of operations. Although we may have rights against either of these entities if they default on their obligations to us, you will have no recourse directly against them. Further, we expect that we will need to seek approval from our lenders to change our manager from EST.

EST and Safbulk are privately held companies and there is little or no publicly available information about them.

The ability of EST and Safbulk to continue providing services for our benefit will depend in part on their respective financial strength. Circumstances beyond our control could impair their financial strength, and because they are privately held, it is unlikely that information about their financial strength would become public unless any of these entities began to default on their respective obligations. As a result, our shareholders might have little advance warning of problems affecting EST or Safbulk, even though these problems could have a material adverse effect on us.

We outsource, and expect to continue to outsource, the management and commercial brokerage of our fleet to companies that are affiliated with members of the Restis family, which may create conflicts of interest.

We outsource, and expect to continue to outsource, the management and commercial brokerage of part of our fleet to EST and Safbulk, companies that are affiliated with members of the Restis family. Companies affiliated with members of the Restis family own and may acquire vessels that compete with our fleet. Both EST and Safbulk have responsibilities and relationships to owners other than us which could create conflicts of interest between us, on the one hand, and EST or Safbulk, on the other hand. These conflicts may arise in connection with the chartering of the vessels in our fleet versus dry bulk carriers managed by other companies affiliated with members of the Restis family. There can be no assurance that they will resolve conflicts in our favor.

Because South African Marine Corporation, S.A. is the sole counterparty on the time charters for six of our vessels, the failure of this counterparty to meet its obligations could cause us to suffer losses, thereby decreasing our revenues, operating results and cash flows.

One of our six initial vessels and all five BET vessels are chartered to South African Marine Corporation, S.A., or SAMC, a company affiliated with members of the Restis family. Therefore we are dependent on performance by our charterer. Our charters may terminate earlier than the dates indicated in this annual report. Under our charter agreements, the events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of our charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the dry bulk shipping industry, the charter rates received for specific types of vessels, the ability of the charterer to obtain letters of credit from its customers and various operating expenses. It is our understanding that SAMC operates some of the vessels on period charters and some of the vessels in the spot market. The spot market is highly competitive and spot rates fluctuate significantly. Vessels operating in the spot market generate revenues that are less predictable than those on period time charters. Therefore, SAMC may be exposed to the risk of fluctuating spot dry bulk charter rates, which may have an adverse impact on its financial performance and its obligations. The cost and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows, financial condition and our ability to pay dividends.

The Restis affiliate shareholders hold approximately 74.8% of our outstanding common stock. This may limit your ability to influence our actions.

As of October 22, 2010, Restis affiliate shareholders own approximately 74.8%, excluding shares issuable upon exercise of warrants, of our outstanding common stock (including 70,000 shares of common stock owned by Argonaut SPC, a fund whose investment manager is an affiliate of members of the Restis family), or approximately 60.7% of our outstanding capital stock on a fully diluted basis, assuming exercise of all outstanding warrants. Our major shareholders have the power to exert considerable influence over our actions and matters which require shareholder approval, which limits your ability to influence our actions.

Furthermore, under the terms of the Citibank loan agreement, the Restis family or affiliated companies must be the ultimate beneficial owners of at least 50.1% of our issued voting share capital or, in certain circumstances, not less than 40% of our issued voting capital. Additionally, under the terms of the Marfin loan agreement, we must also ensure that members of the Restis family and the family of our former chairman Mr. George Koutsolioutsos (or companies affiliated with them) together own at all times an aggregate of at least 10% of our issued share capital. Under the UOB, DVB and HSBC loan agreements, no other person other than the Restis family or affiliated companies with the Restis family or Seanergy may become the beneficial owner of more than 30% of MCS's issued voting share capital.

Risk Factors Relating to Our Common Stock

The market price of our common stock has been and may in the future be subject to significant fluctuations.

The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:

•	quarterly variations in our results of operations;

•	our lenders' willingness to extend our loan covenant waivers, if necessary;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	changes in earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community about our business or the shipping industry generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	the thin trading market for our common stock, which makes it somewhat illiquid;

•	the current ineligibility of our common stock to be the subject of margin loans because of its low current market price;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions; and

•	domestic and international economic, market and currency factors unrelated to our performance.

The stock markets in general, and the markets for dry bulk shipping and shipping stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Our common stock could be delisted from the NASDAQ Global Market, which could negatively impact the price of our common stock and our ability to access the capital markets.

Our common stock is currently listed on the NASDAQ Global Market. Our ability to retain our listing is contingent upon compliance with NASDAQ listing requirements. The listing standards of the NASDAQ Global Market provide, among other things, that a company may be delisted if the bid price of its stock drops below $1.00 for a period of 30 consecutive business days. We are currently in compliance with the NASDAQ listing rules and our common stock is currently trading above the minimum bid price. However, during August and September 2010, the price of our stock recently dropped below $1.00 for a period of seven consecutive business days, and if the bid price for our stock were to drop again below $1.00, our common stock listing may be moved to the NASDAQ Capital Market, which is a lower tier market, or our common stock may be delisted and traded on the over-the-counter bulletin board network. Moving our listing to the NASDAQ Capital Market could adversely affect the liquidity of our common stock and the delisting of our common stock would significantly affect the ability of investors to trade our securities and could significantly negatively affect the value of our common stock. In addition, the delisting of our common stock could further depress our stock price and materially adversely affect our ability to raise further capital on terms acceptable to us, or at all. Delisting from NASDAQ could also have other negative results, including the potential loss of confidence by suppliers and employees, the loss of institutional investor interest and fewer business development opportunities.

Our board of directors has suspended the payment of cash dividends as a result of certain restrictions in waivers we received from Marfin relating to our loan covenants and prevailing market conditions in the international shipping industry. Until such market conditions improve, it is unlikely that we will reinstate the payment of dividends.

In light of a lower freight environment and a highly challenging financing environment that has resulted in a substantial decline in the international shipping industry, our board of directors, beginning on February 4, 2009, suspended the cash dividend on our common stock. Our dividend policy will be assessed by our board of directors from time to time; however, it is unlikely that we will reinstate the payment of dividends until market conditions improve. Further, the waiver we have received from Marfin relating to our loan covenant restricts our ability to pay dividends. Therefore, there can be no assurances that, if we were to determine to resume paying cash dividends, Marfin would provide any required consent.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of shareholders to protect their interests.

Our corporate affairs are governed by our amended and restated articles of incorporation, our amended and restated by-laws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a company incorporated in a U.S. jurisdiction.

It may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are incorporated under the laws of the Republic of the Marshall Islands, and our business is operated primarily from our offices in Athens, Greece. In addition, a majority of our directors and officers are or will be non-residents of the United States, and all of our assets and a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, you may have difficulty enforcing, both within and outside of the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. There is also substantial doubt that the courts of the Republic of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands based on U.S. laws, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us, or our affiliates for a cause of action arising under Marshall Islands laws, it may impracticable for you to do so given the geographic location of the Marshall Islands. For more information regarding the relevant laws of the Marshall Islands, please read "Enforceability of Civil Liabilities."

Anti-takeover provisions in our amended and restated articles of incorporation and by-laws could make it difficult for shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and by-laws could make it difficult for shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include those that:

•	authorize our board of directors to issue "blank check" preferred stock without shareholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	require a super-majority vote in order to amend the provisions regarding our classified board of directors with staggered, three-year terms;

•	permit the removal of any director from office at any time, with or without cause, at the request of the shareholder group entitled to designate such director;

•	allow vacancies on the board of directors to be filled by the shareholder group entitled to name the director whose resignation or removal led to the occurrence of the vacancy;

•
require that our board of directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal has caused such vacancies; and

•
prevent our board of directors from dissolving the shipping committee or altering the duties or composition of the shipping committee without an affirmative vote of not less than 80% of the board of directors.

These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

We may not be exempt from Liberian taxation which would materially reduce our net income and cash flow by the amount of the applicable tax.

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001, or the New Act.  In contrast to the income tax law previously in effect since 1977, or the Prior Law, which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as the Company's Liberian subsidiaries, which conduct no business in Liberia and were wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping, such as the Company's Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001, or the New Regulations.  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, the Company's Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law.

If the Company's Liberian subsidiaries were subject to Liberian income tax under the New Act, the Company's Liberian subsidiaries would be subject to tax at a rate of 35% on its worldwide income.  As a result, their, and subsequently the Company's, net income and cash flow would be materially reduced by the amount of the applicable tax.  In addition, the Company, as shareholder of the Liberian subsidiaries, would be subject to Liberian withholding tax on dividends paid by the Liberian subsidiaries at rates ranging from 15% to 20%.

In 2009, the Liberian Congress enacted the Economic Stimulus Taxation Act of 2009, which reinstates the treatment of non-resident Liberian corporations, such as our Liberian subsidiaries, under the Prior Law retroactive to January 1, 2001.  This legislation will become effective when it is finally published by the Liberian government.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We should not be a PFIC with respect to any taxable year. Based upon our operations as described herein, our income from time charters should not be treated as passive income for purposes of determining whether we are a PFIC. Accordingly, our income from our time chartering activities should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations – U.S. Federal Income Taxation – U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares. See "Tax Considerations – U.S. Federal Income Taxation – U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

We believe that we qualify for the benefits of Section 883. However, there are factual circumstances beyond our control that could cause us or any one of our ship-operating companies to fail to qualify for this tax exemption and thereby subject us to U.S. federal income tax on our U.S. source income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of the outstanding shares of our stock, owned in the aggregate 50% or more of the vote and value of the outstanding shares of our stock, and "qualified shareholders" as defined by the regulations to Section 883 did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are not so owned from representing 50% or more of the value of our stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements. In addition, such shareholders will also be required to comply with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary's or other person's similar compliance in the chain of ownership between us and such shareholders.

Due to the factual nature of the issues involved, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries. If we or our subsidiaries are not entitled to exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% U.S. federal income tax on the shipping income such companies derive during the year that are attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

We, as a non-U.S. company, have elected to comply with the less stringent reporting requirements of the Securities Exchange Act of 1934, as amended, as a foreign private issuer.

We are a Marshall Islands company, and our corporate affairs are governed by our amended and restated articles of incorporation and by-laws, the BCA and the common law of the Republic of the Marshall Islands. We provide reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Some of the differences between the reporting obligations of a foreign private issuer and those of a U.S. domestic company are as follows: Foreign private issuers are not required to file their annual report on Form 20-F until six months after the end of each fiscal year while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. However, in August 2008, the Commission adopted changes in the content and timing of disclosure requirements for foreign private issuers, including requiring foreign private issuers to file their annual report on Form 20-F no later than four months after the end of each fiscal year, after a three-year transition period. Additionally, other new disclosure requirements that will be added to Form 20-F include disclosure of disagreements with or changes in certifying accountants, and significant differences in corporate governance practices as compared to U.S. domestic issuers. In addition, foreign private issuers are not required to file regular quarterly reports on Form 10-Q that contain unaudited financial and other specified information.

However, if a foreign private issuer makes interim reports available to shareholders, the foreign private issuer is required to submit copies of such reports to the Commission on a Form 6-K. Foreign private issuers are also not required to file current reports on Form 8-K upon the occurrence of specified significant events. However, foreign private issuers are required to file reports on Form 6-K disclosing whatever information the foreign private issuer has made or is required to make public pursuant to its home country's laws or distributes to its shareholders and that is material to the issuer and its subsidiaries. Foreign private issuers are also exempt from the requirements under the U.S. proxy rules prescribing the content of proxy statements and annual reports to shareholders. Although the NASDAQ Global Market does require that a listed company prepare and deliver to shareholders annual reports and proxy statements in connection with all meeting of shareholders, these documents will not be required to comply with the detailed content requirements of the Commission's proxy regulations. Officers, directors and 10% or more shareholders of foreign private issuers are exempt from requirements to file Forms 3, 4 and 5 to report their beneficial ownership of the issuer's common stock under Section 16(a) of the Exchange Act and are also exempt from the related short-swing profit recapture rules under Section 16(b) of the Exchange Act. Foreign private issuers are also not required to comply with the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information.

In addition, as a foreign private issuer, we are exempt from, and you may not be provided with the benefits of, some of the NASDAQ Global Market corporate governance requirements, including that:

•	a majority of our board of directors must be independent directors;

•	the compensation of our chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors;

•	our director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors; and

•	certain issuances of 20% or more of our common stock must be subject to shareholder approval.

As a result, our independent directors may not have as much influence over our corporate policy as they would if we were not a foreign private issuer.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. domestic company.

We are a holding company and will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy financial obligations or to make dividend payments.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, and the laws of the Marshall Islands, Liberia and the British Virgin Islands, where our vessel-owning subsidiaries are incorporated, which regulate the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to pay dividends.

Future sales of our common stock may depress our stock price.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future equity offerings.

Issuance of preferred stock may adversely affect the voting power of our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Our articles of incorporation currently authorize our Board to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders' approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

You may experience dilution as a result of the exercise of our warrants.

We have 38,984,667 public warrants issued and outstanding with an exercise price of $6.50 per share. In addition, we have 1,138,917 underwriter warrants issued and outstanding with an exercise price of $1.32 per share in connection with the public offering of our common shares that we completed on February 3, 2010. Finally, we have assumed Seanergy Maritime's obligation to issue up to 1,000,000 units, consisting of up to 1,000,000 common shares and 1,000,000 unit warrants with an exercise price of $6.50 to purchase 1,000,000 additional common shares, under the unit purchase option that Seanergy Maritime granted to the original underwriter. You may experience dilution if any of these warrants are exercised.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future and other statements other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipates," "believe," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predicts," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

•	our future operating or financial results;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to pay dividends in the future;

•	dry bulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	the useful lives and changes in the value of our vessels and their impact on our compliance with loan covenants;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	global and regional economic and political conditions;

•	our ability to leverage Safbulk's and EST's relationships and reputation in the dry bulk shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation and incidents involving our vessels;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled "Risk Factors."

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws and/or if and when management knows or has a reasonable basis on which to conclude that previously disclosed projections are no longer reasonably attainable.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010 and the "As adjusted" column reflects material changes as of October 25, 2010:

•	on a historical basis without any adjustment to reflect subsequent events; and

•
as adjusted (1) to reflect the prepayment of the Marfin term loan facility of $8,450,000, the repayment of the HSBC loan facility of $3,915,000, and the repayment of the UOB loan facility of $920,000, (2) for the par value effect on common stock and additional paid-in capital of the 24,761,905 shares of our common stock issued on September 15, 2010 in connection with our acquisition under common control of the remaining 49% MCS ownership interest, (3) for the effect on common stock and additional paid-in capital of the 24,761,905 shares of our common stock issued on October 22, 2010 in connection with our acquisition under common control of the remaining 50% BET ownership interest, and (4) to reflect the retrospective application of the common control transaction back to May 20, 2010.

There have been no other material changes in our capitalization since June 30, 2010.

You should read this table in conjunction with our historical consolidated financial statements, together with the respective notes thereto, included in this prospectus.

(All figures in thousands of dollars, except for share amounts)
Debt:	As of June 30, 2010	As Adjusted
Long-term revolving credit financing (secured)	54,845	54,845
Long-term term facility financing (secured), including current portion of $48,585 and $35,300 (as adjusted)	366,737	353,452
Total debt	421,582	408,297

Shareholders' equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	--	--
Common stock, $0.0001 par value; 500,000,000 authorized shares; 60,200,170 and 109,723,980 shares issued and outstanding as of June 30, 2010 and as adjusted, respectively	6	11
Additional paid-in capital	266,434	279,268
Accumulated deficit	(4,694)	(4,924)
Noncontrolling interest	19,609	-
Total equity	281,355	274,355
Total capitalization	702,937	682,652

PER SHARE MARKET PRICE INFORMATION

Our common shares are currently listed on the NASDAQ Global Market under the symbol "SHIP."

The table below sets forth the high and low closing prices for each of the periods indicated for our common shares and our warrants on the American Stock Exchange or the NASDAQ Global Market. Seanergy Maritime's common shares and warrants were previously listed on the American Stock Exchange. On October 15, 2008, Seanergy Maritime's common shares and warrants commenced trading on the NASDAQ Global Market. Following the dissolution of Seanergy Maritime, our common shares and warrants started trading on the NASDAQ Global Market on January 28, 2009.

	Common Stock

	High	Low
Annual highs and lows
For the Fiscal Year Ended December 31, 2007	$9.67	$9.26
For the Fiscal Year Ended December 31, 2008	$10.00	$3.15
For the Fiscal Year Ended December 31, 2009	$5.35	$2.93

For the Quarter Ended
2008
March 31, 2008	$9.48	$9.01
June 30, 2008	$10.00	$9.15
September 30, 2008	$10.00	$7.21
December 31, 2008	$8.55	$3.15

2009
March 31, 2009	$5.35	$3.68
June 30, 2009	$4.50	$3.25
September 30, 2009	$4.94	$3.56
December 31, 2009	$4.50	$2.93

2010
March 31, 2010	$2.99	$1.05
June 30, 2010	$1.59	$1.06
September 30, 2010	$1.22	$0.92

For the Month
May 2010	$1.59	$1.13
June 2010	$1.29	$1.06
July 2010	$1.22	$1.06
August 2010	$1.17	$0.92
September 2010	$1.14	$0.97
October 2010	$1.32	$1.09
November 1 to November 8, 2010	$1.23	$1.18

DIVIDEND POLICY

We had initially expressed an intent to pay dividends in the aggregate amount of $1.20 per common share on a quarterly basis during the one-year period commencing with the second full quarter following the initial closing of the acquisition of the six vessels that composed our initial fleet, which was the quarter ended March 31, 2009. We have, however, determined to temporarily suspend the payment of any dividends based on restrictions imposed on us by our senior lender. We have not yet determined when any dividend payments will be resumed, if at all. In the event we determine to resume any dividend payments, under the terms of the waiver obtained with respect to our loan facilities' security margin clause, the written approval of Marfin will be required before the payment of any dividends. The declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be in the discretion of our board of directors and be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling security holders.

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands, Liberian and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of the Company's activities to the Company and holders of common shares. The Company is incorporated in the Marshall Islands. Under current Marshall Islands law, the Company is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by the Company to its shareholders.

Liberian Tax Considerations

Certain of the Company's subsidiaries are incorporated in the Republic of Liberia.  The Republic of Liberia enacted a new income tax act generally effective as of January 1, 2001 ("New Act").  In contrast to the income tax law previously in effect since 1977 ("Prior Law"), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of non-resident Liberian corporations, such as the Company's Liberian subsidiaries, who conduct no business in Liberia and were wholly exempted from tax under Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as the Company will not be subject to tax under the new act retroactive to January 1, 2001 (the "New Regulations").  In addition, the Liberian Ministry of Justice issued an opinion that the new regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, the Company's Liberian subsidiaries will be wholly exempt from Liberian income tax as under Prior Law.

If the Company's Liberian subsidiaries were subject to Liberian income tax under the New Act, the Company's Liberian subsidiaries would be subject to tax at a rate of 35% on their worldwide income.  As a result, the Company's net income and cash flow would be materially reduced by the amount of the applicable tax.

If the Company's Liberian subsidiaries were subject to Liberian income tax under the New Act, then dividends paid by them would be subject to Liberian withholding tax at rates ranging from 15% to 20%.

In 2009, the Liberian Congress enacted the Economic Stimulus Taxation Act of 2009, which reinstates the treatment of non-resident Liberian corporations, such as our Liberian subsidiaries, under the Prior Law retroactive to January 1, 2001.  This legislation will become effective when it is finally published by the Liberian government.

United States Taxation

The following discussion is based upon the provisions of the Code, existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date hereof.  This discussion assumes that the Company does not have an office or other fixed place of business in the United States. Unless the context otherwise requires, the reference to Company below shall be meant to refer to both the Company and its vessel owning and operating subsidiaries.

Taxation of the Company's Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freight from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as "shipping income."

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company is not permitted by law to engage in transportation that gives rise to 100% U.S. source income. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

Application of Code Section 883

Under Section 883 of the Code and the final Treasury Regulations promulgated thereunder, or the final regulations, a foreign corporation will be exempt from U.S. federal income taxation on its U.S.-source shipping income if:

(1)
it is organized in a qualified foreign country which, as defined, is one that grants an "equivalent exemption" to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 and to which we refer to as the "Country of Organization Test"; and

(2)	either

(A)
more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified shareholders which as defined includes individuals who are "residents" of a qualified foreign country which we refer to as the "50% Ownership Test," or

(B)
its stock, or that of its 100% parent, is "primarily and regularly traded on an established securities market" in a qualified foreign country or in the U.S., which we refer to as the "Publicly-Traded Test."

The Republic of the Marshall Islands, Liberia, Hong Kong and the British Virgin Islands, the jurisdictions where the Company and its vessel-owning subsidiaries are incorporated, each has been officially recognized by the IRS as a qualified foreign country that grants the requisite equivalent exemption from tax in respect of each category of shipping income we and our subsidiaries earn and currently expect to earn in the future. Therefore, the Company and each of its wholly-owned subsidiaries will be exempt from U.S. federal income taxation with respect to its U.S.-source shipping income if it satisfies either the 50% Ownership Test or the Publicly-Traded Test.  The Company does not believe that it is able to satisfy the 50% Ownership Test due to the widely-held ownership of its stock.  The Company's ability and that of its subsidiaries to qualify for exemption under Section 883 is solely dependent upon satisfaction of the Publicly-Traded Test as discussed below.

The final regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Company's common shares, which are its sole class of issued and outstanding stock, are "primarily traded" on the NASDAQ Global Market.

Under the final regulations, the Company's common stock will be considered to be "regularly traded" on an established securities market if one or more classes of the Company's stock representing more than 50% of the Company's outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, will be listed on the market, which we refer to as the listing threshold. Since the Company's common stock is listed on the NASDAQ Global Market, it satisfies the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year.  The Company did not satisfy the trading volume test during 2009 and may not be treated as having satisfied the trading frequency test during 2009, but expects to satisfy both of these tests in 2010.  Even though the Company did not satisfy the trading volume test in 2009, the final regulations under Section 883 provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with the Company's common shares, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.  Therefore, the Company intends to take the position that it satisfied the trading frequency and trading volume tests during 2009.

Notwithstanding the foregoing, the final regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the issued and outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of stock, which we refer to as the "5 Percent Override Rule."

For purposes of being able to determine the persons who own 5% or more of the Company's common stock, or 5% Shareholders, the final regulations permit the Company to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the Commission as having a 5% or more beneficial interest in the Company's common stock. The final regulations further provide that an investment company identified on a Commission Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

After this offering, the Company should not be subject to the 5% Override Rule. However, if the Company's 5% Shareholders were to come to own a majority of its common shares on more than half the days of the taxable year, then the Company will be subject to the 5% Override Rule unless it can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in the closely-held group from owning 50% or more of the Company's common stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. The Company's 5% Shareholders are expected to own approximately 29.7% of the Company's common stock following this offering. The Company believes that each of the ultimate beneficial individual owners of each of the Company's 5% Shareholders is a resident of Greece within the meaning of the Section 883 regulations.  If necessary, the Company believes that it will be able to obtain the certifications necessary from such beneficial owners to substantiate their identity as qualified shareholders. However, it should be noted these requirements are onerous and there can be no assurance that the Company will be able to satisfy them.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, the Company and each of its subsidiaries would be subject to a 4% tax imposed on such income by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% Tax". Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's shipping income would never exceed 2% under the 4% Tax.

To the extent the benefits of the Section 883 exemption are unavailable and the Company's U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, the Company may be subject to a 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

The Company's U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

•	the Company has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of its U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

The Company does not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of the Company's shipping operations and other activities, the Company believes that none of its U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

United States Federal Income Taxation of the BET Fleet

The Company owns 100% of BET, a 50% controlling interest of which the Company acquired from Constellation on August 12, 2009, and the other 50% of which the Company acquired from Mineral Transport on October 22, 2010.  Prior to the Company's acquisition of BET's interests and during the course of Mineral Transport's joint venture with Constellation and its parent corporation, Constellation Energy Group, Inc., for the operation of the BET fleet, BET failed to timely file an election to be treated as a disregarded entity for US tax purposes, which is commonly referred to as a "check-the-box" election. Without this check-the-box election, the U.S.-source shipping income of each ship-owning corporation in the BET fleet will be subject to the 4% Tax on its U.S.-source shipping income for the 2008 and 2009 tax years since the ship-owning corporations cannot otherwise qualify for Section 883 relief under the Section 883 regulations.

Subsequent to the acquisition dated August 12, 2009, BET applied for and obtained the IRS's permission to make a check-the-box election after the fact as if the check-the-box election was made at the formation of BET. As a result of obtaining this ruling from the IRS, the Company believes that the BET Fleet qualified for tax exemption for the 2008 and 2009 tax years and should continue to qualify for such exemption in future years.

United States Federal Income Taxation of the MCS Fleet

The Company owns 100% of MCS, which the Company acquired from Maritime Capital.  Prior to Maritime Capital's acquisition of MCS on April 30, 2010 and the Company's subsequent acquisition of a controlling interest in MCS from Maritime Capital in May 2010, there is considerable doubt that the ship-owning corporations controlled by MCS prior to our acquisition qualify for exemption from the 4% tax pursuant to Section 883.  In light of this doubt, the Company has taken a reserve against taxes, interest and penalties that may be due on the U.S. source gross transportation income of the MCS ship-owning subsidiaries for tax years prior to 2010 as disclosed on the financial statements included in this Prospectus.  The subsidiaries controlled by MCS will qualify for exemption from the 4% Tax for 2010 based on the Company's controlling interest.  The Company expects to continue to qualify for exemption from the 4% Tax in future years.

Gain on Sale of Vessels

Regardless of whether the Company qualifies for exemption under Section 883, the Company will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  It is expected that any sale of a vessel by the Company will be considered to occur outside of the United States.

Taxation of U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the Company's common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of  common shares.

As used herein, the term "U.S. Holder" means a beneficial owner of common shares that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and (ii) owns the common shares as a capital asset, generally, for investment purposes.

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your own tax advisor on this issue.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company's earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company.

Dividends paid on common shares to a U.S. Holder which is an individual, trust, or estate (a "U.S. Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholders at preferential U.S. federal income tax rates (currently through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NASDAQ Global Market on which the common shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); and (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend.

Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude the dividends paid by the Company from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder. Further, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates.

Special rules may apply to any ''extraordinary dividend''—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis in a common share—paid by the Company. If the Company pays an "extraordinary dividend" on its common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

Assuming the Company does not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company's common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the common shares is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC, for U.S. federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held the Company's common shares, either:

•
at least 75% of the Company's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether the Company is a PFIC, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's stock (including, for example, BET). Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless the Company is treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based on the Company's current operations and future projections, the Company does not believe that it is, nor does it expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, the Company's belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. On the other hand, the income that the Company derives from bareboat charters will constitute "passive income," and the assets that the Company owns and operates in connection with the production of that income will constitute passive assets. Correspondingly, the Company believes that its time charter and voyage charter income does not constitute passive income, and the assets that the Company or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether the Company is a PFIC.  The Company believes there is substantial legal authority supporting its position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the Internal Revenue Service or a court could disagree with this position. In addition, although the Company intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of its operations will not change in the future.

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a "Qualified Electing Fund," which election is referred to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to the common shares, as discussed below.  In addition, if the Company were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such U.S. Holder's common stock.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder is referred to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of the Company's ordinary earnings and its net capital gain, if any, for the Company's taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Company by the Electing Holder. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common shares.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as anticipated, the common shares is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to the Company's common shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom is referred to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the  average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of the common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common shares.  If a Non-Electing Holder who is an individual dies while owning the common shares, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

U.S. Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of common shares that is not a U.S. Holder (other than a partnership) is referred to herein as a "Non-U.S. Holder."

Dividends on Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the shares that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder will be subject to information reporting requirements. Such payments will also be subject to "backup withholding" if paid to a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

If a holder sells his common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the holder establishes an exemption. If a holder sells his common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to a holder outside the United States, if the holder sells his common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer's income tax liability by filing a refund claim with the IRS.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the common stock offered under this prospectus. For the complete terms of our common stock, please refer to our amended and restated Articles of Incorporation and our amended and restated By-laws that are filed as exhibits to our Annual Report on Form 20-F for the year ended December 31, 2009, which is incorporated by reference herein.  The Marshall Islands Business Corporation Act, or BCA, may also affect the terms of these securities.  The terms we have summarized below will apply generally to any future common shares that any selling securityholder may offer.  The terms of any common shares a selling securityholder offers under a prospectus supplement may differ from the terms we describe below, in which event we will describe the particular terms of any series of these securities in more detail in such prospectus supplement.

Authorized Capitalization

Under our amended and restated articles of incorporation, we are authorized to issue 500,000,000 shares of our common stock, par value $0.0001 per share, of which 109,723,980 are issued and outstanding as of the date of this prospectus and 1,000,000 shares of preferred stock, par value $0.0001 per share, of which none are outstanding as of the date of this prospectus.

Common Stock

As of the date of this prospectus, we have 109,723,980 common shares outstanding out of 500,000,000 common shares authorized to be issued. In addition, we have 42,984,667 shares of common stock reserved for issuance upon the exercise of warrants and certain underwriters' unit purchase option. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. There are no limitations on the right of non-residents of the Republic of the Marshall Islands to hold or vote shares of our common stock.

Our common shares are listed on the NASDAQ Global Market under the symbol "SHIP".

Preferred Stock

Our amended and restated articles of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. The preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although there is no current intent to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Purpose

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our amended and restated articles of incorporation and by-laws do not impose any limitations on the ownership rights of our shareholders.

Directors

Our directors are elected by a majority of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

Under our amended and restated by-laws, our board of directors must consist of at least one but no more than 13 members, as fixed by the board of directors. Our directors shall be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible. At each annual meeting, directors to replace those directors whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting. Each director shall serve his respective term of office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Interested Transactions

Our by-laws provide that a contract or transaction between us and one or more of our directors or officers, or between us and any other corporation, partnership, association or other organization in which one or more of its directors or officers are our directors or officers, or have a financial interest, will not be void or voidable, if the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to our board of directors or its committee and the board of directors or the committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the board of directors as provided in the BCA, by unanimous vote of the disinterested directors.

Shareholder Meetings

Under our by-laws, annual shareholder meetings will be held at a time and place selected by our board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Dissenters' Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any plan of merger or consolidation to which we are a party or sale or exchange of all or substantially all of our property and assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights with respect to those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company's shares are primarily traded on a local or national securities exchange.

Shareholders' Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties.  Our by-laws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our by-laws provide that we must indemnify our directors and officers to the fullest extent authorized by law.  We are also expressly authorized to advance certain expenses (including attorneys' fees) to our directors and officers and carry directors' and officers' insurance policies providing indemnification for our directors, officers and certain employees for some liabilities.  We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation and by-laws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders.  In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of our Articles of Incorporation and By-laws

Several provisions of our articles of incorporation and by-laws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our Company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Classified Board of Directors

Our articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our common shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Blank Check Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series.

Election and Removal of Directors

Our by-laws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our by-laws also provide that our directors may be removed with or without cause by a majority vote of the outstanding shares of our capital stock entitled to vote generally in the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our by-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our By-laws also provide that our board of directors or Chief Executive Officer may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.

Advance Notice Requirements for Shareholders Proposals and Director Nominations

Our articles of incorporation and by-laws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the meeting of shareholders. Our articles of incorporation and by-laws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede a shareholder's ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

SELLING SECURITY HOLDERS

From time to time the selling security holders named in the table below may offer pursuant to this prospectus up to an aggregate of 49,523,810 shares of our common stock. We have filed the registration statement of which this prospectus forms a part in order to permit the selling security holders or their respective transferees, donees, pledgees or successors-in-interest to offer these securities for resale from time to time.

24,761,905 shares of our common stock covered by this prospectus were acquired by the Restis affiliate shareholders, consisting of United Capital Investments Corp., or United Capital Investments, Atrion Shipholding S.A., or Atrion, Plaza Shipholding Corp., or Plaza, and Comet Shipholding Inc., or Comet, in connection with our acquisition in September 2010 of the remaining 49% ownership interest in MCS. As part of the consideration for the acquisition, such 24,761,905 shares of our common stock were issued in the aggregate to the Restis affiliate shareholders, as nominees of the seller, Maritime Capital.

The other 24,761,905 shares of our common stock covered by this prospectus were acquired by the Restis affiliate shareholders in connection with our acquisition in October 2010 of the remaining 50% ownership interest in BET. As part of the consideration for the acquisition, such 24,761,905 shares of our common stock were issued in the aggregate to the Restis affiliate shareholders, as nominees of the seller, Mineral Transport.

The following table shows certain information as of the date of this prospectus regarding the number of shares of our common stock owned by the selling security holders and that are included for sale in this prospectus. The table assumes that all shares of our common stock offered for sale in the prospectus are sold.

	Common Stock Beneficially			Number of Shares	Beneficially Owned
	Owned Before the Offering			Offered by Selling	After the Offering
Selling security holder(1)	Number		Percent(2)	Security Holders	Number(3)	Percent(2)

United Capital Investments Corp.	24,811,733	(4)(5)(6)(7)	22.0%	12,380,952	12,430,781	11.0%
Atrion Shipholding S.A.	22,018,260	(5)(6)	19.7%	12,380,954	9,637,306	8.6%
Plaza Shipholding Corp.	22,151,853	(4)(5)(6)	19.9%	12,380,952	9,700,901	8.7%
Comet Shipholding Inc.	22,018,549	(5)(6)	19.7%	12,380,952	9,637,597	8.6%
Total Shares Offered				49,523,810

(1)	The business address of each of the shareholders is 11 Poseidonos Avenue, 16777 Elliniko, Athens, Greece.
(2)
Based on 109,723,980 shares of our common stock issued and outstanding as of the date of this prospectus. For purposes of calculating the percentage ownership, any shares that each selling security holder has the right to acquire within 60 days under warrants or options have been included in the total number of shares outstanding for that person, in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

(3)	Assumes that all of the selling securityholders sell all of their shares of our common stock beneficially owned by them and offered hereby.
(4)	Includes 70,000 shares of our common stock owned by Argonaut SPC, a fund managed by Oxygen Capital AEPEY, an entity affiliated with Victor Restis and Katia Restis.
(5)
On May 20, 2008, each of United Capital Investments, Atrion, Plaza and Comet, which are controlled by Victor Restis, Bella Restis, Katia Restis and Claudia Restis, respectively, purchased a beneficial interest in 687,500 shares of Seanergy Maritime's common stock (for an aggregate of 2,750,000) from Messrs. Panagiotis and Simon Zafet, each of whom was a former officer and director of Seanergy Maritime. These shares were subject to the same restrictions as the 5,500,000 founding shares issued to the founding shareholders.  On August 28, 2009, the restrictions on all of the founding shares owned by the founding shareholders and each of United Capital Investments, Atrion, Plaza and Comet lapsed pursuant to the terms of the escrow agreement. Each of United Capital Investments, Atrion, Plaza and Comet is an affiliate of members of the Restis family.

(6)	Includes 2,826,584, 2,002,083, 2,002,084, and 2,002,083 shares of our common stock for United Capital Investments, Atrion, Plaza and Comet, respectively, issuable upon exercise of the warrants.
(7)	Includes 1,390,250 shares owned by Benbay Limited and United Capital Trust, Inc. as to which United Capital Investments has shared voting and investment power.

The selling security holders listed above have provided us with additional information regarding the individuals or entities that exercise control over each of them. The proceeds of any sale of shares pursuant to this prospectus will be for the benefit of the individuals that control the selling entity. The following is a list of the selling security holders that are entities and the names of the individuals that exercise the right to vote or dispose of the shares owned by each of them:

•  United Capital Investments is controlled by Victor Restis.

•  Atrion is controlled by Bella Restis.

•  Plaza is controlled by Katia Restis.

•  Comet is controlled by Claudia Restis.

HOW THE SHARES MAY BE DISTRIBUTED

The selling security holders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement of which this prospectus forms a part is declared effective by the Commission;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per security;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders are statutory underwriters under Section 2(a)(11) of the Securities Act. The selling security holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

In connection with sales of the shares or otherwise, the selling security holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling security holders may also sell their shares of our common stock short and deliver the shares of common stock covered by a prospectus filed as part of a registration statement to close out short positions and to return borrowed shares in connection with such short sales. The selling security holders may also loan or pledge their shares of our common stock to broker-dealers that in turn may sell such shares.

Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling security holders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

Upon us being notified in writing by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling security holder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon us being notified in writing by a selling security holder that a donee or pledgee intends to sell more than 500 shares of common stock a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling security holder and/or the purchasers. Each selling security holder has represented and warranted to us that it acquired the securities subject to this prospectus in the ordinary course of such selling security holder's business and, at the time of its purchase of such securities such selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities. We have advised each selling security holder that it may not use shares registered on the registration statement of which this prospectus forms a part to cover short sales of common stock made prior to the date on which the registration statement shall have been declared effective by the Commission. If a selling security holder uses this prospectus for any sale of common shares, it will be subject to the prospectus delivery requirements of the Securities Act. The selling security holders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling security holders in connection with resales of their respective common shares under the registration statement of which this prospectus is a part.

We will pay all fees and expenses incident to the registration of the common shares.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses that we expect to incur in connection with this distribution. With the exception of the Commission registration fee, all amounts are estimates.

Commission registration fee		$4,274
Blue sky fees and expenses	$		*
Printing expenses	$		*
Legal fees and expenses	$		*
Accounting fees and expenses	$		*
Transfer agent fees	$		*
Miscellaneous	$		*
Total	$		*
	$		*

*             To be provided by amendment or as an exhibit to Report on Form 6-K that is incorporated by reference into this prospectus.

LEGAL MATTERS

The validity of the securities offered by this prospectus and certain other legal matters relating to United States law are being passed upon for us by Seward & Kissel LLP, New York, New York.

EXPERTS

The consolidated financial statements of Seanergy Maritime Holdings Corp. as of December 31, 2009 and for the year ended December 31, 2009 and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Seanergy Maritime Holdings Corp. as of and for the year ended December 31, 2008, have been incorporated by reference herein in reliance upon the report of KPMG Certified Auditors AE, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of BET as of December 31, 2008 and 2007, and for each of the years in the two-year period ended December 31, 2008 and the period from December 18, 2006 (inception) to December 31, 2006 have been incorporated by reference herein in reliance upon the report of KPMG Certified Auditors AE, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Seanergy Maritime Corp. for the year ended December 31, 2007 incorporated by reference in this prospectus and in the registration statement have been audited by Weinberg & Company, P.A., independent registered public accounting firm, to the extent and for the period set forth in their report incorporated by reference herein. The financial statements and the report of Weinberg & Company, P.A. are incorporated by reference in reliance upon their report given upon the authority of Weinberg & Company, P.A. as experts in auditing and accounting.

The consolidated financial statements of Maritime Capital Shipping Limited as of December 31, 2009, 2008 and 2007 and for each of the years ended December 31, 2009 and 2008 and for the period from April 30, 2007 (Date of Incorporation) to December 31, 2007, incorporated in this prospectus by reference to exhibit 99.2 of Seanergy Maritime Holdings Corp.'s Current Report on Form 6-K dated July 23, 2010 have so been incorporated in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the Commission.  This prospectus is a part of that registration statement, and any and all amendments including schedules and exhibits to the original registration statement or any amendment, which includes additional information.

Government Filings

We file annual and special reports with the Commission.  You may read and copy any document that we file at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549.  The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

Information Incorporated by Reference

The following documents are incorporated by reference into this prospectus:

•	Our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Commission on March 24, 2010; and

•	our Reports on Form 6-K furnished to the Commission on:

•
July 23, 2010 (only with respect to the audited consolidated financial statements of MCS, the notes to such audited consolidated financial statements, the material agreements and the updated list of the Company's subsidiaries included therein);

•
September 27, 2010 (only with respect to Management's Discussion and Analysis of Financial Condition and Results of Operation and the unaudited condensed consolidated financial statements of the Company for the periods ended June 30, 2010 and 2009, and material agreements);

•	October 7, 2010; and

•	October 29, 2010.

In addition, any Form 20-F filed after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities registered hereby have been sold or that deregisters all securities then remaining unsold, and our Reports on Form 6-K furnished to the Commission after the date of this prospectus only to the extent that the forms expressly state that we incorporate them by reference into this prospectus, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents with the Commission.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling securityholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may obtain a copy of these filings, excluding all exhibits unless we have specifically incorporated by reference an exhibit in to this prospectus or in a document incorporated by reference herein, at no cost, by writing or telephoning:

Seanergy Maritime Holdings Corp.
Attn: Theodora Mitropetrou
1 – 3 Patriarchou Grigoriou
16674 Glyfada
Athens, Greece
Telephone:  +30 210 9638461

Information Provided by the Company

           We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm.  The audited financial statements will be prepared in accordance with U.S. GAAP and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods.  As a "foreign private issuer," we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.  While we intend to furnish proxy statements to any shareholder in accordance with the rules of the NASDAQ Global Market, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act.  In addition, as a "foreign private issuer," we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Up to 49,523,810 Shares of Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.   Indemnification of Directors and Officers.

Under our By-laws and under Section 60 of the BCA, we may indemnify anyone who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

A limitation on the foregoing is the statutory proviso (also found in our By-laws) that, in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

Further, under Section 60 of the BCA and our By-laws, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

In addition, under Section 60 of the BCA and under our By-laws, a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification may be made against expenses (including attorneys' fees) actually and reasonably incurred such person or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Again, this is provided that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further, and as provided by both our By-laws and Section 60 of the BCA, when a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the foregoing instances, or in the defense of a related claim, issue or matter, he will be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such matter.

Likewise, pursuant to our By-laws and Section 60 of the BCA, expenses (our By-laws specifically includes attorneys' fees in expenses) incurred in defending a civil or criminal action, suit or proceeding by an officer or director may be paid in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that he is not entitled to indemnification. The By-laws further provide that with respect to other employees, such expenses may be paid on the terms and conditions, if any, as the Board may deem appropriate.

Both Section 60 of the BCA and our By-laws further provided that the foregoing indemnification and advancement of expenses are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and/or as to action in another capacity while holding office.

Under both Section 60 of the BCA and our By-laws, we also have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity regardless of whether the corporation would have the power to indemnify him against such liability under the foregoing.

Under Section 60 of the BCA (and as provided in our By-laws), the indemnification and advancement of expenses provided by, or granted under the foregoing continue with regard to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of his heirs, executors and administrators unless otherwise provided when authorized or ratified. Additionally, under Section 60 of the BCA and our Bylaws, the indemnification and advancement of expenses provided by, or granted under the foregoing continue with regard to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of his heirs, executors and administrators unless otherwise provided when authorized or ratified.

In addition to the above, our By-laws provide that references to us includes constituent corporations, and defines "other enterprises" to include employee benefit plans, "fines" to include excise taxes imposed on a person with respect to an employee benefit plan, and further defines the term "serving at the request of the corporation."

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 9.   Exhibits.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit
Number     Description

1.1	Form of Underwriting Agreement *
3.1	Form of Amended and Restated Articles of Incorporation(1)
3.2	Form of Amended and Restated By-laws(1)
3.3	Amendment to Amended and Restated Articles of Incorporation(2)
3.4	Second Amendment to Amended and Restated Articles of Incorporation(3)
4.1	Specimen Common Share Certificate(4)
5.1	Opinion of Seward & Kissel LLP as to the validity of the common shares of the selling securityholders(5)
8.1	Opinion of Seward & Kissel LLP with respect to certain tax matters(6)
23.1	Consent of PricewaterhouseCoopers S.A.
23.2	Consent of KPMG Certified Auditors AE
23.3	Consent of KPMG Certified Auditors AE
23.4	Consent of Weinberg & Company, P.A.
23.5	Consent of PricewaterhouseCoopers
23.6	Consent of Seward & Kissel LLP (included in Exhibit 5.1)
23.7	Consent of Seward & Kissel LLP (included in Exhibit 8.1)
24	Power of Attorney (included in the signature page hereto)

*	To be filed either as an amendment or as an exhibit to a report of the Registrant filed pursuant to the Exchange Act and incorporated by reference into this Registration Statement.
(1)	Incorporated herein by reference to the corresponding agreement in the Annex filed with Seanergy Maritime's proxy statement submitted to the Commission on Form 6-K on July 31, 2008.
(2)	Incorporated herein by reference to Exhibit 3.3 to the Company's Registration Statement on Form F-1MEF, Registration No. 333-161595 filed with the Commission on August 28, 2009.
(3)	Incorporated herein by reference to Exhibit 3.4 to the Company's Report on Form 6-K submitted to the Commission on September 16, 2010.
(4)	Incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form F-1, Registration No. 333-154952 filed with the Commission on January 15, 2009.
(5)	Incorporated herein by reference to Exhibit 5.1 to the Company's Registration Statement on Form F-3/A, Registration No. 333-169813 filed with the Commission on October 29, 2010.
(6)	Incorporated herein by reference to Exhibit 8.1 to the Company's Registration Statement on Form F-3/A, Registration No. 333-169813 filed with the Commission on October 29, 2010.

Item  10. Undertakings.

The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement, unless the information required to be included is to contained in reports filed with or furnished to the Commission that are incorporated by reference in this Registration Statement or is contained in a form of prospectus filed pursuant to Rule 424(b) under the Securities Act that is part of this Registration Statement,

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.   Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.  Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.  Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

(5)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of this Registration Statement as of the date the filed prospectus was deemed part of and included in this Registration Statement.

(6)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of this Registration Statement for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in this Registration Statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(7)
The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(8)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)
The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Country of Greece on November 9, 2010.

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Dale Ploughman
Dale Ploughman
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Dale Ploughman, Christina Anagnostara, Gary J. Wolfe, Robert E. Lustrin and Edward S. Horton, each in his or her individual capacity, as such person's true and lawful attorney-in-fact, with full power of substitution and resubstitution for such person and in such person's name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, hereby ratifying and confirming all that said attorney-in-fact or such person's substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on November 9, 2010 in the capacities and on the date indicated.

Signatures	Title

/s/ Dale Ploughman Dale Ploughman	Chief Executive Officer and Chairman of the Board of Directors (Principal executive officer)

/s/ Christina Anagnostara Christina Anagnostara	Chief Financial Officer and Director (Principal financial and accounting officer)

Kostas Koutsoubelis	Director

/s/ Dimitris Anagnostopoulos Dimitris Anagnostopoulos	Director

/s/ Elias Culucundis Elias Culucundis	Director

George Taniskidis	Director

/s/ Kyriakos Dermatis Kyriakos Dermatis	Director

Dimitrios Panagiotopoulos	Director

/s/ George Tsimpis George Tsimpis	Director

AUTHORIZED REPRESENTATIVE

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Seanergy Maritime Holdings Corp., has signed this registration statement in the City of Newark, State of Delaware on November 9, 2010.

PUGLISI & ASSOCIATES

/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director
Authorized U.S. Representative

SK 26979 0001 1134620